                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                               Amendment No. 1 to

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                          Henry County Bancshares, Inc.
 -----------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             Georgia                                    58-1485511
 -----------------------------------------------------------------------------
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
  Incorporation or organization)

  4806 North Henry Boulevard, Stockbridge, Georgia                 30281
 -----------------------------------------------------------------------------
    (Address of principal executive offices)                      Zip Code)

       Registrant's telephone number, including area code: (770) 474-7293
                                                          --------------------

        Securities to be registered pursuant to Section 12(b) of the Act:

               Title of each class             Name of each exchange on which
               to be so registered              each class is to be registered

         Not applicable                       Not applicable
        --------------------------------     ---------------------------------

        --------------------------------     ---------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

         Common Stock, $2.50 par value per share
        ----------------------------------------------------------------------
                                (Title of class)

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Item 1.  Business

GENERAL
-------

         Henry County Bancshares, Inc. (the "Company"), headquartered in Stockbridge, Georgia, is a Georgia business corporation which operates as a bank holding company. The Company was incorporated on June 22, 1982 for the purpose of reorganizing The First State Bank (the "Bank") to operate within a holding company structure. The Bank is a wholly owned subsidiary of the Company.

         The Company's principal activities consist of owning and supervising the Bank, which engages in a full service commercial and consumer banking business, as well as a variety of deposit services provided to its customers. The Company also conducts mortgage lending operations through its wholly owned subsidiary, First Metro Mortgage Co., which provides the Company's customers with a wide range of mortgage banking services and products.

         The Company, through the Bank and First Metro Mortgage Co., derives substantially all of its income from the furnishing of banking and banking related services.

         The Company directs the policies and coordinates the financial resources of the Bank and of First Metro Mortgage Co. The Company provides and performs various technical and advisory services for its subsidiaries, coordinates their general policies and activities, and participates in their major decisions.

          The Company has no plans or intentions to engage in business endeavors other than as the holding company for the Bank and First Metro Mortgage Co.

The First State Bank of Stockbridge
-----------------------------------

         The Bank was chartered by the Georgia Department of Banking and Finance in 1964. At March 31, 2002 the Bank operated through its main office at 4806 North Henry Boulevard, Stockbridge, Georgia, as well as five (5) full service branches located at Hudson Bridge Road in Stockbridge, East Atlanta Road in Fairview, Covington Street in McDonough, Bill Gardner Parkway in Locust Grove and at Highway 155 in McDonough. The Bank owns a lot for the construction of a future branch at Highway 81 east of McDonough. The Bank owns an additional parcel of real estate adjacent to its main office location in Stockbridge, Georgia, upon which is situated a small house leased to an unaffiliated insurance company. The Company's website address is www.firststateoneline.com.

         The Bank engages in a full service commercial and consumer banking business in its primary market area of Henry County and surrounding counties, as well as a variety of deposit services provided to its customers. The Bank offers on-line banking services to its customers. Checking, savings, money market accounts and other time deposits are the primary sources of the Bank's funds for loans and investments. The Bank offers a full compliment of lending activities, including commercial, consumer installment, real estate, home equity and second mortgage loans, with particular emphasis on short and medium term obligations. Commercial lending activities are directed principally to businesses whose demands for funds fall within the Bank's lending limits. Consumer lending is

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oriented primarily to the needs of the Bank's customers. Real estate loans include short term acquisition and construction loans. The Bank focuses primarily on residential and commercial construction loans, commercial loans secured by machinery and equipment with a developed resale market, working capital loans on a secured short term basis to established businesses in the primary service area, home equity loans of up to 80% of the current market value of the underlying real estate, residential real estate loans of up to 90% of value with adjustable rates or balloon payments due within five (5) years, and loans secured by savings accounts, other time accounts, cash value of life insurance, readily marketable stocks and bonds, or general use machinery and equipment for which a resale market has developed. The Bank makes both secured and unsecured loans to persons and entities which meet criteria established by the Bank and the executive committee. Approximately 75% of the Bank's loan portfolio is concentrated in loans secured by real estate, most of which is located in the Bank's primary market area. The Bank, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $8,000,000.00. The lending policies and procedures of the Bank are periodically reviewed and modified by the Board of Directors of the Bank in order to ensure risks are acceptable and to protect the Bank's financial position in the market. Among other services offered are drive-up windows, night deposits, safe deposits, traveler's checks, credit cards, cashier's checks, notary public and other customary bank services. The Bank does not offer trust services.

         The Bank maintains correspondent relationships with Wachovia Bank, Bank of America, The Bankers Bank, SunTrust Bank, Federal Home Loan Bank, and the Federal Reserve of Atlanta. These banks provide certain services to the Bank such as investing excess funds, wire transfer of funds, safekeeping of investment securities, loan participation and investment advice.

         The banking business in and around Henry County, Georgia is highly competitive and is dominated by certain major banks which have acquired formerly locally owned institutions. These banks have considerably greater resources and lending limits than the Bank. In addition to commercial banks and savings banks, the Bank competes with other financial institutions, such as credit unions, agricultural credit associations, and investment firms which provide services similar to checking accounts and commercial lending. The Bank competes with numerous institutions within the primary service areas, including local branches of Bank of America, SunTrust Bank, Wachovia, BB&T and South Trust Bank. As of December 31, 2001 the Bank held approximately 39.3% of the deposit accounts in the Henry County area.

         The Bank relies substantially on personal conduct of its officers, directors and shareholders, as well as a broad product line, competitive services, and an aggressive local advertising campaign and promotional activities to attract business and to acquaint potential customers with the Bank's personal services. The Bank's marketing approach emphasizes the advantages of dealing with an independent, locally owned and headquartered commercial bank attuned to the particular needs of small to medium size businesses, professionals and individuals in the community.

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         As of March 31, 2002 the Bank had 125 full time employees and 19 part time employees. None of the Bank's employees are represented by a collective bargaining group. The Bank considers its relationships with its employees to be good.

         A history of the Company's financial position for the fiscal years ended December 31, 2000 and 2001 and for the three (3) months ended March 31, 2002 is as follows:

                           Three (3) Months                        Years Ended
                           Ended 3/31/2002         2001                 2000
                           ---------------  ------------------------------------

Total Assets               $461,456,975        $496,185,086         $446,019,456

Total Deposits             $397,080,262        $436,663,952         $387,132,924

Net Income                 $  1,741,342        $  7,973,090         $  7,187,905

First Metro Mortgage Co.
------------------------

         First Metro Mortgage Co. was formed in 1985 to provide mortgage loan origination services in the same primary market area as the Bank. Its offices are located at the Bank's branch facility on Hudson Bridge Road in Stockbridge, Georgia. First Metro Mortgage Co. initiates long term mortgage loans but immediately sells those loans in the secondary market to investors pursuant to agreements between the investors and the company prior to funding. All loans are sold without recourse, and the Bank does not retain servicing rights or obligations with respect to those loans. First Metro Mortgage Co. realized net income of $213,126 for the 2001 fiscal year, $4,317 in 2000, and $24,509 in 1999.


Recent Developments
-------------------

          There have been no significant events or transactions which have not yet been reported.


SUPERVISION AND REGULATION
--------------------------

Bank Holding Company Regulations - Henry County Bancshares, Inc.
----------------------------------------------------------------

         The Company is a registered holding company under the federal Bank Holding Company Act and the Georgia Bank Holding Company Act and is regulated under such act by the Board of Governors of Federal Reserve System (the "Federal Reserve") and by the Georgia Department of Banking and Finance (the "Georgia Department"), respectively.

         Reporting and Examination.
         --------------------------

         As a bank holding company, the Company is required to file annual reports with the Federal Reserve and the Georgia Department and provide such additional information as the applicable regulator may require pursuant to the federal and Georgia Bank Holding Company Acts. The Federal Reserve and the Georgia Department may also conduct examinations of the Company to determine whether the Company is in compliance with Bank Holding Company Acts and regulations promulgated thereunder.

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         Acquisitions.
         -------------

         The Federal Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (1) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank; (2) acquiring all or substantially all of the assets of a bank; and (3) before merging or consolidating with another bank holding company. A bank holding company is also generally prohibited from engaging in, or acquiring, direct or indirect control of more than five percent (5%) of the voting shares of any company engaged in non-banking activities, unless the Federal Reserve has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation to be proper incidents to the business of a bank holding company including making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial advisor, owning savings associations, and making investments in certain corporations for projects designed primarily to promote community welfare.

         The Georgia Department requires similar approval prior to the acquisition of any additional banks. A Georgia bank holding company is generally prohibited from acquiring ownership or control of 5% or more of the voting shares of a bank unless the bank being acquired is either a bank for purposes of the Federal Bank Holding Company Act, or a federal or state savings and loan association or savings bank or federal savings bank whose deposits are insured by the Federal Savings and Loan Insurance Corporation and such bank has been in existence and continuously operating as a bank for a period of five years or more prior to the date of application to the Department for approval of such acquisition.

         Source of Strength to Subsidiary Banks.
         ---------------------------------------

         The Federal Reserve (pursuant to regulation and published statements) has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve policy, the Company may be required to provide financial support to its subsidiary banks at a time when, absent such Federal Reserve policy, the Company may not deem it advisable to provide such assistance. Similarly, the Federal Reserve also monitors the financial performance and prospects of non-bank subsidiaries with an inspection process to ascertain whether such non-banking subsidiaries enhance or detract from the Company's ability to serve as a source of strength for its subsidiary banks.

         Capital Requirements.
         ---------------------

         The holding company is subject to regulatory capital requirements imposed by the Federal Reserve applied on a consolidated basis with banks owned by the holding

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company. Bank holding companies must have capital (as defined in the rules)
equal to eight (8) percent of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risk. For example, securities with an unconditional guarantee by the United States government are assigned the least risk category. A risk weight of 50% is assigned to loans secured by owner-occupied one-to-four family residential mortgages. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

     The Federal Reserve also requires the maintenance of minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of bank holding companies. The guidelines define capital as either Tier 1 (primarily shareholder equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). Tier 1 capital for banking organizations includes common equity, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock and qualifying cumulative perpetual preferred stock. (Cumulative perpetual preferred stock is limited to 25 percent of Tier 1 capital.) Tier 1 capital excludes goodwill; amounts of mortgage servicing assets, nonmortgage servicing assets, and purchased credit card relationships that, in the aggregate, exceed 100 percent of Tier 1 capital; nonmortgage servicing assets and purchased credit card relationships that in the aggregate, exceed 25 percent of Tier 1 capital; all other identifiable intangible assets; and deferred tax assets that are dependent upon future taxable income, net of their valuation allowance, in excess of certain limitations.

     Effective June 30, 1998, the Federal Reserve has established a minimum ratio of Tier 1 capital to total assets of 3.0 percent for strong bank holding companies (rated composite "1" under the BOPEC rating system of bank holding companies), and for bank holding companies that have implemented the Board's risk-based capital measure for market risk. For all other bank holding companies, the minimum ratio of Tier 1 capital to total assets is 4.0 percent. Banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. Higher capital ratios may be required for any bank holding company if warranted by its particular circumstances or risk profile. Bank holding companies are required to hold capital commensurate with the level and nature of the risks, including the volume and severity of problem loans, to which they are exposed.

     As of December 31, 2001 the Company maintained Tier 1 and Total Risk-Based Capital Ratios of 11.85% and 12.81% respectively. A more detailed analysis of the Company's capital and comparison to regulatory requirements is included in
Note 11 in the audited financial statements included herein.

     The Riegle-Neal Interstate Banking and Branching Efficiency Act.
     ---------------------------------------------------------------

     Prior to the enactment of the Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), interstate expansion of bank holding companies was

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prohibited, unless such acquisition was specifically authorized by a statute of the state in which the target bank was located. Pursuant to the Riegle-Neal Act, effective September 29, 1995 an adequately capitalized and adequately managed holding company may acquire a bank across state lines, without regard to whether such acquisition is permissible under state law. A bank holding company is considered to be "adequately capitalized" if it meets all applicable federal regulatory capital standards.

     While the Riegle-Neal Act precludes a state from entirely insulating its banks from acquisition by an out-of-state holding company, a state may still provide that a bank may not be acquired by an out-of-state company unless the bank has been in existence for a specified number of years, not to exceed five years. Additionally, the Federal Reserve is directed not to approve an application for the acquisition of a bank across state lines if: (i) the applicant bank holding company, including all affiliated insured depository institutions, controls or after the acquisition would control, more than ten
(10) percent of the total amount of deposits of all insured depository institutions in the United States (the "ten percent concentration limit") or
(ii) the acquisition would result in the holding company controlling thirty (30) percent or more of the total deposits of insured depository institutions in any state in which the holding company controlled a bank or branch immediately prior to the acquisition (the "thirty percent concentration limit"). States may waive the thirty percent concentration limit, or may make the limits more or less restrictive, so long as they do no discriminate against out-of-state bank holding companies.

     The Riegle-Neal Act also provides that, beginning on June 1, 1997, banks located in different states may merge and operate the resulting institution as a bank with interstate branches. However, a state may (i) prevent interstate branching through mergers by passing a law prior to June 1, 1997 that expressly prohibits mergers involving out-of-state banks, or (ii) permit such merger transactions prior to June 1, 1997. Under the Riegle-Neal Act, an interstate merger transaction may involve the acquisition of a branch of an insured bank without the acquisition of the bank itself, but only if the law of the state in which the branch is located permits this type of transaction.

     Under the Riegle-Neal Act, a state may impose certain conditions on a branch of an out-of-state bank resulting from an interstate merger so long as such conditions do not have the effect of discriminating against out-of-state banks or bank holding companies, other than on the basis of a requirement of nationwide reciprocal treatment. The ten (10) percent concentration limit and the thirty (30) percent concentration limit described above, as well as the rights of the states to modify or waive the thirty (30) percent concentration limit, apply to interstate bank mergers in the same manner as they apply to the acquisition of out-of-state banks.

     A bank resulting from an interstate merger transaction may retain and operate any office that any bank involved in the transaction was operating immediately before the transaction. After completion of the transaction, the resulting bank may establish or acquire additional branches at any location where any bank involved in the transaction could have established or acquired a branch. The Riegle-Neal Act also provides that the appropriate federal banking agency may approve an application by a bank to establish and operate an interstate branch in any state that has in effect a law that expressly permits all out-of-state banks to establish and operate such a branch.

     In response to the Riegle-Neal Act, effective June 1, 1997, Georgia permitted interstate branching, although only through merger and acquisition. In addition, Georgia law provides that a bank may not be acquired by an out-of-state company unless the bank has been in existence for five years. Georgia has also adopted the thirty percent concentration limit, but permits state regulators to waive it on a case-by-case basis.

     The Gramm-Leach-Bliley Act of 1999
     ----------------------------------

     The Gramm-Leach-Bliley Act (the "GLB Act") dramatically increases the ability of eligible banking organizations to affiliate with insurance, securities, and other financial firms and insured depository institutions. The GLB Act permits eligible banking organizations to engage in activities and to affiliate with nonbank firms engaged in activities that are financial in nature or incidental to such financial activities, and also includes some additional activities that are complementary to such financial activities.

     The definition of activities that are financial in nature or that are incidental to such financial activities is handled by the GLB Act in two ways. First, there is a laundry list of activities that are designated as financial in nature. Second, the authorization of new activities as financial in nature or incidental to a financial activity requires a consultative process between the Federal Reserve Board and the Secretary of the Treasury with each having the authority to veto proposals of the other. The Federal Reserve Board has the discretion to determine what activities are complementary to financial activities.

     The precise scope of the authority to engage in these new financial activities, however, depends on the type of banking organization, whether it is a holding company, a subsidiary of a bank, or a bank. The GLB Act repealed two sections of the Glass-Stegall Act, Sections 20 and 32, which restricted affiliations between securities firms and banks. The GLB Act authorizes two types of banking organizations to engage in expanded securities activities. The GLB Act authorizes a new type of bank holding company called a financial holding company to have a subsidiary company that engages in securities underwriting and dealing without limitation as to the types of securities involved. The GLB Act also permits a bank to control a financial subsidiary that can engage in many of the expanded securities activities permitted for financial holding companies. However, additional restrictions apply to bank financial subsidiaries.

     Since the Bank Holding Company Act of 1956, and its subsequent amendments, federal law has limited the types of activities that are permitted for a bank holding company, and it is has also limited the types of companies that a bank holding company can control. The GLB Act retains the bank holding company regulatory framework, but adds a new provision that authorizes enlarged authority for the new financial holding company form of organization to engage in any activity of a financial nature or incidental thereto. A new Section 4(k) of the Bank Holding Company Act provides that a financial holding company may engage in any activity, and may acquire and retain shares of any company engaged in any activity, that the Federal Reserve Board in coordination with the Secretary of the Treasury determines by regulation or order to be financial in nature or incidental to such financial activities, or is complementary to financial activities.

     The GLB Act also amends the Bank Holding Company Act to prescribe eligibility criteria for financial holding companies, defines the scope of activities permitted for bank holding companies that do not become financial holding companies, and establishes consequences for financial holding companies that cease to maintain the status needed to qualify as a financial holding company.

     There are three special criteria to qualify for the enlarged activities and affiliation. First, all the depository institutions in the bank holding company organization must be well-capitalized. Second, all of the depository institutions of the bank holding company must be well managed. Third, the bank holding company must have filed a declaration of intent with the Federal Reserve Board stating that it intends to exercise the expanded authority under the GLB Act and certify to the Federal Reserve Board that the bank holding company's depository institutions meet the well-capitalized and well managed criteria. The GLB Act also requires the bank to achieve a rating of satisfactory or better in meeting community credit needs at the most recent examination of such institution under the Community Reinvestment Act.

     Once a bank holding company has filed a declaration of its intent to be a financial holding company, as long as there is no action by the Federal Reserve Board giving notice that it is not eligible, the company may proceed to engage in the activities and enter into the affiliations under the large authority conferred by the GLB Act's amendments to the Bank Holding Company Act. The holding company does not need prior approval from the Federal Reserve Board to engage in activities that the GLB Act identifies as financial in nature or that the Federal Reserve Board has determined to be financial in nature or incidental thereto by order or regulation.

     The GLB Act retains the basic structure of the Bank Holding Company Act. Thus, a bank holding company that is not eligible for the expanded powers of a financial holding company is now subject to the amended Section 4(c)(8) of the Bank Holding Company Act which freezes the activities that are authorized and defined as closely related to banking activities. Under this Section, a bank holding company is not eligible for the expanded activities permitted under new
Section 4(k) and is limited to those specific activities previously approved by the Federal Reserve Board.

     The GLB Act also addresses the consequences when a financial holding company that has exercised the expanded authority fails to maintain its eligibility to be a financial holding company. The Federal Reserve Board may impose such limitations on the conduct or activities of a noncompliant financial holding company or any affiliate of that company as the Board determines to be appropriate under the circumstances and consistent with the purposes of the Act.

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         The GLB Act is essentially a dramatic liberalization of the restrictions placed on banks, especially bank holding companies, regarding the areas of financial businesses in which they are allowed to compete.

Regulation of Subsidiary Banks
------------------------------

         As a state-chartered bank, The First State Bank is examined and regulated by the Federal Deposit Insurance Corporation ("FDIC") and the Georgia Department. The major functions of the FDIC with respect to insured banks include paying depositors to the extent provided by law in the event an insured bank is closed without adequately providing for payment of the claim of depositors, acting as a receiver of state banks placed in receivership when so appointed by state authorities, and preventing the continuance or development of unsound and unsafe banking practices. In addition, the FDIC also approves conversions, mergers, consolidations, and assumption of deposit liability transactions between insured banks and noninsured banks or institutions to prevent capital or surplus diminution in such transactions where the resulting, continued or assumed bank is an insured nonmember state bank.

         Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the federal Bank Holding Company Act on any extension of credit to the bank holding company or any of its subsidiaries, on investment in the stock or other securities thereof and on the taking of such stock or securities as collateral for loans to any borrower. In addition, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in-arrangements in connection with any extension of credit or provision of any property or services.

         The Georgia Department regulates all areas of the bank's banking operations, including mergers, establishment of branches, loans, interest rates, and reserves. The Bank must have the approval of the Commissioner to pay cash dividends, unless at the time of such payment:

         a. the total classified assets at the most recent examination of such bank do not exceed 80% of Tier 1 capital plus Allowance for Loan Losses as reflected at such examination;

         b. the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits, after taxes but before dividends, for the pervious calendar year; and

         c. the ratio of Tier 1 Capital to Adjusted Total Assets shall not be less than six (6) percent.

         State chartered banks are also subject to State of Georgia banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit.

Expansion through Branching, Merger or Consolidation.
----------------------------------------------------

         With respect to expansion, the banks were previously prohibited from establishing branch offices or facilities outside of the county in which their main office was located, except:

         (1)   in adjacent counties in certain situations, or

         (2) by means of merger or consolidation with a bank which has been in existence for at least five years.

In addition, in the case of a merger or consolidation, the acquiring bank must have been in existence for at least 24 months prior to the merger. However, effective July 1, 1998, Georgia law permits, with required regulatory approval, the establishment of de novo branches in an unlimited number of counties within the State of Georgia by the subsidiary bank(s) of bank holding companies then engaged in the banking business in the State of Georgia. This law may result in increased competition in the market area of the Company's subsidiary banks.

Capital Requirements.
--------------------

         The FDIC adopted risk-based capital guidelines that went into effect on December 31, 1990 for all FDIC insured state chartered banks that are not members of the Federal Reserve System. Beginning December 31, 1992, all banks were required to maintain a minimum ratio of total capital to risk weighted assets of eight (8) percent of which at least four (4) percent must consist of Tier 1 capital. Tier 1 capital of state chartered banks (as defined by the regulation) generally consists of: (i) common stockholders equity; (ii) qualifying noncumulative perpetual preferred stock and related surplus; and
(iii) minority interests in the equity accounts of consolidated subsidiaries. In addition, the FDIC adopted a minimum ratio of Tier 1 capital to total assets of banks, referred to as the leverage capital ratio of three (3) percent if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings and, in general is considered a strong banking organization, rated Composite "1" under the Uniform Financial Institutions Rating System (the CAMEL rating system) established by the Federal Financial Institutions Examination Council. All other financial institutions are required to maintain leverage ratio of four (4) percent.

         Effective October 1, 1998, the FDIC amended its risk-based and leverage capital rules as follows: (1) all servicing assets and purchase credit card relationships ("PCCRs") that are included in capital are each subject to a ninety percent (90%) of fair value limitation (also known as a "ten percent (10%) haircut"); (2) the aggregate amount of all servicing assets and PCCRs included in capital cannot exceed 100% of Tier I capital; (3) the aggregate amount of nonmortgage servicing assets ("NMSAs") and PCCRS included in capital cannot exceed 25% of Tier 1 capital; and (4) all other intangible assets (other than qualifying PCCRS) must be deducted from Tier 1 capital.

         Amounts of servicing assets and PCCRs in excess of the amounts allowable must be deducted in determining Tier 1 capital. Interest-only Strips receivable, whether or not in security form, are not subject to any regulatory capital limitation under the amended rule.

FDIC Insurance Assessments.
--------------------------

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), enacted in December, 1991, provided for a number of reforms relating to the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions and improvement of accounting standards. One aspect of the act is the requirement that banks will have to meet certain safety and soundness standards. In order to comply with the act, the Federal Reserve and the FDIC implemented regulations defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, director and officer compensation, fees and benefits, asset quality, earnings and stock valuation.

         The regulations provide for a risk based premium system which requires higher assessment rates for banks which the FDIC determines pose greater risks to the Bank Insurance Fund ("BIF"). Under the regulations, banks pay an assessment depending upon risk classification.

         To arrive at risk-based assessments, the FDIC places each bank in one of nine risk categories using a two step process based on capital ratios and on other relevant information. Each bank is assigned to one of three groups: (i) well capitalized, (ii) adequately capitalized, or (iii) under capitalized, based on its capital ratios. The FDIC also assigns each bank to one of three subgroups based upon an evaluation of the risk posed by the bank. The three subgroups include (i) banks that are financially sound with only a few minor weaknesses,
(ii) banks with weaknesses which, if not corrected, could result in significant deterioration of the bank and increased risk to the BIF, and (iii) those banks that pose a substantial probability of loss to the BIF unless corrective action is taken. FDICIA imposes progressively more restrictive constraints on operations management and capital distributions depending on the category in which an institution is classified. As of December 31, 2001 The First State Bank met the definition of a well-capitalized institution and will be assessed accordingly for 2002.

         Under FDICIA insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act.
--------------------------

         The Company and the Bank are subject to the provisions of the Community Reinvestment Act of 1977, as amended (the "CRA") and the federal banking agencies' regulations issued thereunder. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with its safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA.

         The CRA requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application.

         The evaluation system used to judge an institution's CRA performance consists of three tests: (1) a lending test; (2) an investment test; and (3) a service test. Each of these tests will be applied by the institution's primary federal regulator taking into account such factors as: (i) demographic data about the community; (ii) the institution's capacity and constraints; (iii) the institution's product offerings and business strategy; and (iv) data on the prior performance of the institution and similarly-situated lenders.

         In addition, a financial institution will have the option of having its CRA performance evaluated based on a strategic plan of up to five years in length that it had developed in cooperation with local community groups. In order to be rated under a strategic plan, the institution will be required to obtain the prior approval of its federal regulator.

         The interagency CRA regulations provide that an institution evaluated under a given test will receive one of five ratings for the test: (1) outstanding; (2) high satisfactory; (3) low satisfactory; (4) needs to improve; and (5) substantial noncompliance. An institution will receive a certain number of points for its rating on each test, and the points are combined to produce an overall composite rating. Evidence of discriminatory or other illegal credit practices would adversely affect an institution's overall rating. The First State Bank received a satisfactory rating as a result of its most recent CRA examination.

Item 2.  Financial Information

         The following table presents selected historical consolidated financial information for the Company and its subsidiaries and is derived from the consolidated financial statements and related notes included herein. This information is only a summary and should be read in conjunction with our historical financial statements and related notes.


                                           As of and For the Three
                                            Months Ended March 31,             As of and For the Year Ended December 31,
                                           ------------------------ ---------------------------------------------------------------
                                              2002          2001       2001      2000            1999          1998         1997
                                              ----          ----       ----      ----            ----          ----         ----
                                                                             (Dollars in thousands, except per share amounts)
   Total Loans                           $  324,035    $   280,766  $  304,688 $  271,529      $  221,399   $  183,237    $  160,313
   Total Deposits                           397,080        407,121     436,664    387,133         366,550      308,673       293,666
   Total Borrowings                          18,810         20,510      15,692     20,202          22,159       21,770        13,783
   Total Assets                             461,457        469,448     496,185    446,019         421,439      361,008       334,216

   Interest Income                            7,057          8,911      33,224     32,765          27,288       24,844        21,809
   Interest Expense                           3,042          4,639      16,507     17,161          14,252       13,738        11,675
     Net Interest Income                      4,015          4,272      16,717     15,604          13,036       11,106        10,134
   Provision for Loan Losses                    150            150         550        490             352          341           341
     Net Interest Income After Provision      3,865          4,122      16,167     15,114          12,684       10,765         9,793
   Non-Interest Income                        1,085          1,053       4,644      3,753           3,858        3,490         3,020
   Non-Interest Expense                       2,197          2,133       8,782      8,172           7,508        6,648         5,762
   Income Before Income Taxes                 2,753          3,042      12,029     10,695           9,034        7,607         7,051
   Provision for Income Taxes                 1,012          1,055       4,056      3,507           2,808        2,255         2,230
     Net Income                               1,741          1,987       7,973      7,188           6,226        5,352         4,821

   Net Income Per Share                        0.24           0.28        1.11       1.00            0.86         0.74          0.66

   Cash Dividends Declared                     0.08           0.08        0.38       0.35            0.30         0.26          0.24
   Book Value Per Share                        5.92           5.32        5.81       5.01            4.25         3.96          3.45
   Weighted Average Shares                7,163,496      7,193,504   7,185,993  7,204,614       7,247,380    7,247,600     7,326,720

QUARTERLY DATA

                                                                     Years Ended December 31,
                            --------------------------------------------------------------------------------------------------------
                                                  2001                                                2000
                            ----------------------------------------------------  --------------------------------------------------
                               Fourth        Third         Second         First      Fourth        Third       Second       First
                               Quarter      Quarter        Quarter       Quarter     Quarter       Quarter     Quarter      Quarter
                            -----------   ----------- ------------- ------------  ------------- ----------- ----------- ------------
                                                             (In thousands, except per share data)
      Interest income       $     7,757   $    8,077  $     8,479   $   8,911     $    8,740    $    8,502  $   7,933   $     7,590

Interest expense                  3,427        4,010        4,431       4,639          4,652         4,580      4,080         3,849
                            -----------   ----------  -----------   ---------     ----------    ----------  ---------   -----------

Net interest income               4,330        4,067        4,048       4,272          4,088         3,922      3,853         3,741

Provision for loan losses           100          150          150         150            100           140        130           120
                            -----------   ----------  -----------   ---------     ----------    ----------  ---------   -----------
Net interest income after
  provision for loan losses       4,230        3,917        3,898       4,122          3,988         3,782      3,723         3,621

Noninterest income                1,299        1,013        1,278       1,053          1,005           995        949           804

Noninterest expenses              2,144        2,224        2,280       2,133          1,914         2,086      2,214         1,958
                            -----------   ----------  -----------   ---------     ----------    ----------  ---------   -----------

Income before income taxes        3,385        2,706        2,896       3,042          3,079         2,691      2,458         2,467

Provision for income taxes          951          987        1,063       1,055            804           949        897           857
                            -----------   ----------  -----------   ---------     ----------    ----------  ----------  -----------

Net income                  $     2,434   $    1,719  $     1,833   $   1,987     $    2,275    $    1,742  $   1,561   $     1,610
                            ===========   ==========  ===========   ============  ==========    ==========  =========   ===========

Earnings per share          $      0.34   $     0.24  $      0.26   $    0.28     $     0.32    $     0.24  $    0.22   $      0.22
                            ===========   ==========  ===========   ============  ==========    ==========  =========   ============

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following is a discussion of the Company's financial condition and the financial condition of the Bank and First Metro Mortgage Co. at December 31, 2001 and 2000 and for the three months of March 31, 2002 and 2001 and the results of operations for the three years in the period ended December 31, 2001 and for the three months ended March 31, 2002 and 2001. The purpose of this discussion is to focus on information about the Company's financial condition and results of operations that are not otherwise apparent from its audited financial statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.


A Warning About Forward-Looking Statements


The Company may from time to time make written or oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and reports to stockholders. Statements made by the Company, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management. The Company's actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. The Company cautions that these factors are not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by it, or on its behalf.

Overview


The year 2001 was highlighted by continued loan and deposit growth despite a downturn in the national and state economy exacerbated by the effects of the September 11, 2001 terrorist attacks. The Company reported net income of $7,973,000 in 2001 as compared to $7,188,000 in 2000 and $6,226,000 in 1999. The
Company is currently constructing its fifth branch facility in Henry County, Georgia. The Henry County area remains one of the fastest growing areas in the country. The Company believes that its physical expansion will allow it to take advantage of this growth.


Financial Condition at December 31, 2001 and 2000

The following is a summary of the Company's balance sheets for the periods indicated:

                                                  December 31,
                                                  ------------
                                             2001             2000
                                             ----             ----
                                             (Dollars in Thousands)

Cash and due from banks                  $    26,204      $    8,434
Interest-bearing deposits in banks             4,932             144
Federal funds sold                            43,800          22,450
Securities                                   105,112         132,634
Loans held for sale                            1,575           1,161
Loans, net                                   301,311         268,645
Premises and equipment                         7,442           7,022
Other assets                                   5,809           5,529
                                         -----------      ----------
                                         $   496,185      $  446,019
                                         ===========      ==========

Total deposits                           $   436,664      $  387,133
Other borrowings                              15,692          20,202
Other liabilities                              2,106           2,636
Stockholders' equity                          41,723          36,048
                                         -----------      ----------
                                         $   496,185      $  446,019
                                         ===========      ==========

As of December 31, 2001, the Company had total assets of $496.1 million, an increase of 11% over December 31, 2000. Total interest-earning assets were $460.1 million at December 31, 2001 or 93% of total assets as compared to $427.9 million or 96% of total assets at December 31, 2000. The Company's primary interest-earning assets at

December 31, 2001 were loans, which made up 67% of total interest-earning assets as compared to 64% at December 31, 2000. The Company's loan to deposit ratio remained steady at 70% at December 31, 2001 and 2000. An increase in nonpublic deposit growth of $32.2 million and a decrease in the securities portfolio of $27.5 million were used to fund loan growth of $33.6 million, repay Federal Home Loan Bank Advances of $5.0 million, invest in interest-bearing deposits in other banks of $4.8 million, with the remainder being invested in federal funds sold and other short-term liquid assets. The balance of the deposit growth of $17.3 million was due to an increase in interest-bearing public deposits. These funds have been temporarily invested in federal funds sold and other short-term liquid assets.

The securities portfolio provides the Company with a source of liquidity and a relatively stable source of income. The Company's investment policy focuses on the use of the securities portfolio to manage the interest rate risk created by the inherent mismatch of the loan and deposit portfolios. The Company's asset/liability management committee meets quarterly to review economic trends and makes recommendations as to the structure of the securities portfolio based upon this review and the Company's projected funding needs. Due to the falling interest rate environment occurring in 2001, the Company has shortened the duration of the securities portfolio in an effort to take advantage of anticipated rising interest rates.

The Company's securities portfolio, consisting of U.S. Government and Agency, mortgage-backed, municipal and equity securities amounted to $105.1 million at December 31, 2001. Unrealized gains on securities available-for-sale were $231,000 at December 31, 2001 as compared to unrealized losses of $693,000 at December 31, 2000. Unrealized gains on securities held-to-maturity were $51,000 at December 31, 2001 as compared to unrealized losses of $10,000 at December 31, 2000. The Company has not specifically identified any securities for sale in future periods, which, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

Since lending activities generate the primary source of revenue, the Company's main objective is to adhere to sound lending practices. The Board of Directors has delegated loan policy decisions and loan approval authority to the Executive Committee of the Board of Directors. The Executive Committee is composed of five outside directors and the Chief Executive Officer. The Executive Committee establishes lending policies that include underwriting guidelines on the various types of loans made as well as guidance on loan terms. The Company employs a loan approval process in which individual loan officers are provided with independent approval authority based upon their experience and training. When prospective loans are analyzed, both interest rate and credit quality objectives are considered in determining whether to make a given loan. Parameters are set on the amount of credit that can be extended to one borrower. The largest amount that can be extended to any one borrower without obtaining approval from the Executive Committee of the Board of Directors is $150,000. The Executive Committee is authorized to extend credit to one borrower on an unsecured basis of up to 15% of statutory capital or approximately $4.8 million and on a secured basis of up to 25% of statutory capital or approximately $8 million.

The Company offers several types of loans to its customers. The primary type of lending is related to construction and land development. Financing is provided for first and second mortgage loans to individuals, business loans primarily for owner occupied buildings, and to churches for the construction of expanded church facilities. The Company also provides financing to consumers for various personal and household uses. The Company has adopted underwriting guidelines that assist in identifying and assessing the credits risks inherent in the loan portfolio. Specifically, the Company requires that loans secured by real estate do not exceed 90% of the appraised value for amortizing loans and 80% of the appraised value for single payment loans. Terms vary from a maximum of one year of single payment loans to twenty years for amortizing loans. Consumer loan terms are based upon the income of the borrower as well as the economic life of any personal property pledged as collateral.

In addition to general economic and credit risks associated that affect the ability of the Company to collect its loans, (general economic downturn in the Company's primary market area, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, violation of Companying protection laws) the loan types offered by the Company have specific additional risks. Construction and land development loans have risk associated with the volatility of the construction industry and the liquidity and the experience of the individual borrower. Business loans for owner occupied buildings have the risk of business slowdowns. Church loans have the risk of congregational disruptions that could cause declines in contribution revenue. Consumer loans are subject to economic fluctuations.

Through the Company's mortgage subsidiary, First Metro Mortgage Co., first mortgage loans are originated for immediate sale to investors. The loans are sold with servicing rights attached at locked-in interest rates agreed to by the investors prior to the closing of the loans. These loans sold are sold at par, therefore no gain or loss is recognized on the sale of the loan. The fees received from the investor for the servicing rights along with other miscellaneous fees received from the borrower are included in mortgage banking income in the statements of income.

All loans originated by First Metro Mortgage Co. are classified as loans held for sale on the balance sheet because of the intention to immediately sell these loans. The balance of the loans held for sale represents individual mortgage loans that have been funded for which proceeds from, the investor have not yet been received. Loans held for sale are carried at the lower of aggregate cost or fair value. However, because the proceeds from the investors for the sale of these loans are usually received within fourteen days, the aggregate cost and fair value of these loans are the same.

For the year ended December 31, 2001, First Metro Mortgage Co. originated 471 loans totaling $63 million. These mortgage banking activities are performed exclusively by First Metro Mortgage Co. No similar activities are conducted at the Bank level. All loans originated by the Bank are classified as held for investment.

The Company has 76% of its loan portfolio collateralized by real estate located in its primary market area of Henry County, Georgia and surrounding counties. Its estate mortgage portfolio consists of loans collateralized by one to four-family and multifamily residential properties (26%), construction loans to build one to four-family and multifamily residential properties (31%), and nonresidential properties consisting primarily of small business commercial properties (43%).
                                      -16-

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and our other needs. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to market sources of funds.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price deposits to meet asset/liability objectives consistent with local market conditions.

The Company's liquidity and capital resources are monitored on a periodic basis by management, State and Federal regulatory authorities. As determined under guidelines established by regulatory authorities and internal policy, the Company's liquidity ratio of 27% at December 31, 2001 was considered satisfactory.

At December 31, 2001, the Company had loan commitments outstanding of $48.1 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, the Company has the ability on a short-term basis to borrow and purchase federal funds from other financial institutions. At December 31, 2001, the Company had arrangements with two commercial banks for additional short-term advances of $18 million. The Company also has the ability to borrow up to $50 million, subject to available collateral, from the Federal Home Loan Bank.

At December 31, 2001, the Company capital ratios were considered adequate based on regulatory minimum capital requirements. Stockholders' equity increased in 2001 by $5.7 million as net income of $7.9 million and an increase in other comprehensive income related to it's securities available-for-sale of $610,000 was offset by dividends paid of $2.7 million and treasury stock purchases of $177,000. For regulatory purposes, the net unrealized gains and losses on securities available-for-sale are excluded in the computation of the capital ratios.

In the future, the primary source of funds available to the Company will be the payment of dividends by the Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 2001, the Bank could pay dividends of $3.9 million without regulatory approval.

The minimum capital requirements to be considered well capitalized under prompt corrective action provisions and the actual capital ratios for Henry County Bancshares, Inc. and the Bank as of December 31, 2001 are as follows:

                                                    Actual
                                           ----------------------
                                                                     Regulatory
                                         Consolidated     Bank      Requirements
                                         ------------     ----      ------------

     Leverage capital ratio                   8.65%       8.47%        5.00%
     Risk-based capital ratios:
        Core capital                         11.85       11.60         6.00
        Total capital                        12.81       12.56        10.00

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements to be considered well-capitalized. Anticipated future earnings will assist in keeping these ratios at satisfactory levels above the minimum requirement to be considered well-capitalized.


At December 31, 2001, the Company had $650,000 of commitments for capital expenditures.

The Company believes that its liquidity and capital resources are adequate and will meet its foreseeable short and long-term needs. The Company anticipates that it will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, other material commitments and liabilities.

Management is not aware of any other known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Effects of Inflation
--------------------

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets that are primarily monetary in nature and that tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. The Company, through its asset-liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of the Bank's interest rate sensitive assets and liabilities, see the "Asset/Liability Management" section.

The Company does not engage in any transactions or have relationships or other arrangements with an unconsolidated entity. These include special purpose and similar entities or other off-balance sheet arrangements. The Company does not trade in energy, weather or other commodity based contracts.

Results of Operations For The Years Ended December 31, 2001, 2000 and 1999

The following is a summary of the Company's operations for the years indicated.

                                                                                Years Ended December 31,
                                                                                ------------------------
                                                                    2001                  2000              1999
                                                                    ----                  ----              ----
                                                                                 (Dollars in Thousands)

Interest income                                               $      33,224         $      32,765       $    27,288
Interest expense                                                     16,507                17,161            14,252
                                                              -------------         -------------       -----------
Net interest income                                                  16,717                15,604            13,036
Provision for loan losses                                               550                   490               352
Other income                                                          4,644                 3,753             3,858
Other expenses                                                        8,782                 8,172             7,508
                                                              -------------         -------------       -----------
Pretax income                                                        12,029                10,695             9,034
Income taxes                                                          4,056                 3,507             2,808
                                                              -------------         -------------       -----------
Net income                                                    $       7,973         $       7,188       $     6,226
                                                              =============         =============       ===========

Net Interest Income
-------------------

The Company's results of operations are determined by its ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions beyond the Company's control, its ability to generate net interest income depends on its ability to obtain an adequate net interest spread between the rate it pays on interest-bearing liabilities and the rate it earns on interest-earning assets.

The net yield on average interest-earning assets decreased to 3.79% in 2001 from 3.82% in 2000. The average yield on interest-earning assets decreased to 7.53% in 2001 from 8.02% in 2000. The average yield on interest-bearing liabilities decreased to 4.59% in 2001 from 5.11% in 2000. By selectively repricing deposit liabilities, the Company was able to maintain its net yield during this period of falling interest rates.

The net yield on average interest-earning assets increased to 3.82% in 2000 from 3.51% in 1999. The increase in net yield was attributable to an increase in average yields on interest-earning assets, which rose to 8.02% in 2001 from 7.34% in 2000. The increase in average yield on interest-earning assets more than offset the increase the average yields paid on interest-bearing liabilities, which rose to 5.11% in 2000 from 4.62% in 1999.

Net interest income increased by $1.1 million in 2001 as compared to 2000 and by $2.6 million in 2000 as compared to 1999. The increase for both years reflects the continued increase in interest-earning assets, with loan growth being the most significant contributor to the increase.

Provision for Loan Losses
-------------------------


The provision for loan losses increased by $60,000 to $550,000 in 2001 and increased by $138,000 to $490,000 in 2000. The amounts provided are due primarily to loan growth and to the assessment of the inherent risk in the loan portfolio. Management believe that the $3.4 million in the allowance for loan losses at December 31, 2001, or 1.11% of total net outstanding loans and the $2.9 million in the allowance for loan losses at December 31, 2000, or 1.06% of total net loans outstanding, are adequate at their respective dates to absorb known risks in the portfolio based upon the Company's historical experience. The Company's net charge-offs were minimal in 2001, 2000 and 1999 as the ratio of charged-off loan to average loans outstanding was .02%, 02% and .04%, respectively. Nonaccrual loans, loans past due ninety days or more and still accruing interest and restructured loans has decreased to .4% of total loans outstanding at December 31, 2001 as compared to 2.85% at December 31, 2000. The primary reason for the increased level in 2000 was due to $3.2 million church loan that was past due as a result of difficulties in selling an older church facility. The credit in now performing satisfactorily. Also, increased management emphasis on collection efforts of past due loans resulted in lowering this percentage. No assurance can be given, however, that increased loan volume, and adverse economic conditions or other circumstances will not result in increased losses in the Company's loan portfolio.


Other Income
------------


Other income consists of service charges on deposit accounts, mortgage origination fees, gains and losses on securities transactions and other miscellaneous revenues and fees. Other income was $4.6 million in 2001 as compared to $3.8 million in 2000. The net increase is due primarily to increased service charges on deposit accounts of $120,000 related to overall deposit growth and increased mortgage banking income earned by First Metro Mortgage
Co. of $818,000 as the falling rate environment prompted an increase in mortgage loan activity. These increases were offset by losses realized on securities transactions of $100,000.

The decrease in other income to $3.8 million in 2000 from $3.9 million in 1999 was due to increased service charges on deposit accounts and increased mortgage banking income in 2000 being offset by gains on securities transactions and gains on sales of premises and equipment in 1999.

Other Expenses

Other expenses were $8.8 million in 2001 as compared to $8.2 million in 2000, an increase of $600,000. Salaries and employees benefits increased by $497,000 due to an increase in the number of full time equivalent employees to 131 at December 31, 2001 from 125 at December 31, 2000 and other annual salary increases. Equipment and occupancy expenses were stable in 2001 as compared to 2000. Other operating expenses increased by only $113,000, as there was no significant increase or decrease in individual other operating expense accounts.

The increase in other expenses to $8.2 million in 2000 from $7.5 million in 1999 was due to increased salary and employee benefits of $572,000 and increased other operating expenses of $101,000.

Income Tax

Income tax expense was $4.1 million in 2001 as compared to $3.5 million in 2000. The increase is due to increased pretax income and to a lower volume of nontaxable securities held in the securities portfolio. Income tax expense as a percentage of pretax income was 34% in 2001 as compared to 33% in 2000.

The increase in income tax expense to $3.5 million in 2000 from $2.8 million in 1999 was also due to increased pretax income and to a lower volume of nontaxable securities. Income tax as a percentage of pretax income increased to 33% in 2000 as compared to 31% in 1999.

Liquidity and Capital Resources

         The Company's liquidity and capital resources are monitored on a periodic basis by management, State and Federal regulatory authorities. As determined under guidelines established by regulatory authorities and internal policy, the Company's liquidity ratio of 23% at March 31, 2002 was considered satisfactory.

         At March 31, 2002, the Company's capital ratios were in excess of the regulatory minimum capital requirements to be classified as well-capitalized. The regulatory minimum capital requirements to be classified as well-capitalized and our actual capital ratios on a consolidated and bank-only basis are as follows:

                                                      Actual
                                            ----------------------

                                                                       Minimum
                                                                     Regulatory
                                             Consolidated    Bank   Requirements
                                            -------------- ------- -------------

         Leverage capital ratios                8.83%        8.64%      4.00%

         Risk-based capital ratios:
              Core capital                     11.75        11.49       4.00
              Total capital                    12.72        12.47       8.00

Financial Condition

Following is a summary of our balance sheets for the periods indicated:

                                                    March 31,    December 31,
                                                      2002           2001
                                                  -----------    ------------
                                                     (Dollars in Thousands)
                                                  ---------------------------

               Cash and due from banks            $    25,365     $    26,204
Interest-bearing deposits in banks                      4,283           4,932
Federal funds sold                                         --          43,800
Securities                                             97,582         105,112
Loans, net                                            320,508         301,311
Loans held for sale                                       522           1,575
Premises and equipment                                  7,876           7,442
Other assets                                            5,321           5,809
                                                  -----------    ------------
                                                  $   461,457    $    496,185
                                                  ===========    ============

Total deposits                                    $   397,080    $    436,664
Other borrowings                                       18,810          15,691
Other liabilities                                       3,141           2,106
Stockholders' equity                                   42,426          41,724
                                                  -----------    ------------
                                                  $   461,457    $    496,185
                                                  ===========    ============

The Company's assets decreased by 7% in the first quarter of 2002. A $38 million decrease in public deposits was the primary reason total deposits decreased by $39.5 million. The decrease in deposits was matched by a decrease in federal funds sold, where these funds were temporarily invested. Proceeds from maturing securities, an increase in other borrowings, and the remainder of the decrease in federal funds sold funded net loan growth of $19.1 million. The Company's loan to deposit ratio has increased to 82% at March 31, 2002 from 70% at December 31, 2001 due to loan growth and the decrease in deposits. The Company anticipates the increased utilization of advances from Federal Home loan to assist in funding loan growth. The Company's total equity has increased by $702,000 year-to-date as net income of $1.7 million was offset by dividends paid of $573,000, the purchase of treasury stock of $312,000 and increased unrealized losses on securities available for sale, net of tax, of $154,000.

Results of Operations For The Three Months Ended March 31, 2002 and 2001

Following is a summary of our operations for the periods indicated.

                                                   Three Months Ended
                                                       March 31,
                                              -----------------------------
                                                  2002             2001
                                              -------------   -------------
                                                 (Dollars in Thousands)
                                              -----------------------------

            Interest income                   $       7,057   $       8,911

            Interest expense                          3,037           4,639
                                              -------------   -------------

           Net interest income                        4,020           4,272

        Provision for loan losses                       150             150

               Other income                           1,085           1,053

               Other expense                          2,202           2,133
                                              -------------   -------------

               Pretax income                          2,753           3,042

                Income taxes                          1,012           1,055
                                              -------------   -------------

                 Net income                   $       1,741   $       1,987
                                              =============   =============

The Company's net interest income has decreased by $252,000 in the first quarter of 2002 as compared to the same period in 2001. The Company's net yield on average interest-earning assets decreased to 3.65% in the first quarter of 2002 as compared to 3.94% for the first quarter of 2001 and 3.79% for the entire year of 2001. The decrease in net interest income and net yield is due primarily to the yields earned on loans that have decreased to 7.15% in the first quarter of 2002 as compared to 9.25% in the first quarter of 2001. The cost of funds has decreased as well, decreasing to 3.41% in the first quarter of 2002 as compared to 5.21% in the first quarter of 2001.

The provision for loan losses amounted to $150,000 for the first quarters of 2002 and 2001 as net charge-offs were minimal. The amounts provided are due primarily to loan growth and our assessment of the inherent risk in the loan portfolio. The allowance for loan losses as a percentage of total loans was 1.09% at March 31, 2002 as compared to 1.11% at December 31, 2001. The allowance for loan losses is maintained at a level that is deemed appropriate by management to adequately cover all known and inherent risks in the loan portfolio. The Company's evaluation of the loan portfolio includes a continuing review of loan loss experience, current economic conditions which may affect the borrower's ability to repay and the underlying collateral value.

Information with respect to nonaccrual, past due and restructured loans at March 31, 2002 and 2001 is as follows:


                                                                                        March 31,
                                                                                 ----------------------
                                                                                    2002        2001
                                                                                 ----------------------
                                                                                 (Dollars in Thousands)
                                                                                 ----------------------
                                                          Nonaccrual loans        $  305       $  615
Loans contractually past due ninety days or more as to interest
                                    or principal payments and still accruing         771        1,576
Restructured loans                                                                     0            0
Potential problem loans                                                                0            0
Interest income that would have been recorded on nonaccrual
                                and restructured loans under original terms            5           14
Interest income that was recorded on nonaccrual and restructured loans                 0            0

Potential problem loans are defined as loans which we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on nonaccrual status, to become past due more than ninety days, or to be restructured.

The Company's policy is to discontinue the accrual of interest income when, in the opinion of management, collection of such interest becomes doubtful. This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable.

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. These classified loans do not represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Information regarding certain loans and allowance for loan data through March 31, 2002 and 2001 is as follows:
                                                   Three Months Ended
                                                       March 31,
                                              -----------------------------
                                                     2002       2001
                                              -------------   -------------
                                                  (Dollars in Thousands)
                                              -----------------------------

          Average amount of loans outstanding $     316,528   $     276,804
                                              =============   =============

      Balance of allowance for loan losses at
                          beginning of period $       3,377   $       2,884
                                              -------------   -------------

                            Loans charged off
                                  Real Estate             -               -

Commercial                                                -               -
Consumer installment                                     (3)             (7)
                                              -------------   -------------
                                                         (3)             (7)
                                              -------------   -------------

                              Loans recovered
                                  Real Estate             -               -

Commercial                                                -               -
Consumer installment                                      4               5
                                              -------------   -------------
                                                          4               5
                                              -------------   -------------

                Net (charge-offs)/ recoveries             1              (2)
                                              -------------   -------------
  Additions to allowance charged to operating
                        expense during period           150             150
                                              -------------   -------------

         Balance of allowance for loan losses
                             at end of period $       3,528   $       3,032
                                              =============   =============

    Ratio of net loans charged off during the
          period to average loans outstanding             -%              -%
                                              =============   =============

The allowance for loan losses is maintained at a level that is deemed appropriate by us to adequately cover all known and inherent risks in the loan portfolio. The Company's evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay. The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans. An allowance percentage is applied to the unclassified loans to establish a general allowance for loan losses. The allowance percentage determined is based upon our experience specifically and the historical experience of the banking industry generally. The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses. A loan is considered impaired when it is probable that we will be unable to collect all principal and interest due in accordance with the contractual terms of the loan agreement.

Other income has increased in the first quarter of 2002 as compared to the same period in 2001 by $32,000 due primarily to increased mortgage banking income of $101,000 offset by decreased service charges on deposit accounts of $76,000.

Other expenses increased in the first quarter of 2002 as compared to the same period in 2001 by $69,000 due to increased salaries and employee benefits of $17,000, occupancy and equipment expenses of $30,000, and other operating expenses of $22,000.

The Company has provided for income taxes at an effective tax rate of 37% for the first quarter of 2002 as compared to 35% for the first quarter of 2001.

               SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders' equity; interest rates and interest differentials; interest rate sensitivity gap ratios; the securities portfolio; the loan portfolio; including types of loans, maturities and sensitivities to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; types of deposits; and the return on equity and assets.

The following table sets forth the amount of the Company's interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest yield/rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.


Table 1 -  Distribution of Assets, Liabilities and Stockholders' Equity
           Interest Rates and Interest Differentials

                                                                     Years Ended December 31,
                             -------------------------------------------------------------------------------------------------
                                            2001                               2000                          1999
                                            ----                               ----                          ----
                                Average     Income/   Yields/     Average      Income/  Yields/   Average     Income/ Yields/
                               Balances(1)  Expense    Rates     Balances(1)  Expense    Rates  Balances(1)  Expense   Rates
                               -----------  -------    -----     -----------  -------    -----  -----------  --------  -----
                                                                     (Dollars in Thousands)

Taxable securities           $  98,303    $ 6,340     6.45%     $ 110,065   $  7,156     6.50%   $ 110,663  $ 6,594   5.96%
Nontaxable securities (4)       21,615        901     4.17         26,937      1,139     4.23       35,602    1,485   4.17
Federal funds sold              34,501      1,282     3.71         26,228      1,724     6.57       21,875    1,101   5.03
Interest-bearing deposits
  in banks                         119          3     2.80            180         10     5.56          165        8   5.01
Loans (2)(3)                   286,646     24,698     8.62        245,088     22,736     9.28      203,352   18,100   8.90
                             ---------    -------               ---------   --------             ---------   ------

Total interest-earning assets  441,184     33,224     7.53        408,498     32,765     8.02      371,657   27,288   7.34
                                          -------                           --------                        -------

Unrealized gains (losses)
  on securities                    280                             (3,036)                          (1,445)
Allowance for loan losses       (3,145)                            (2,675)                          (2,345)
Cash and due from banks         15,199                             15,556                           15,433
Other assets                    14,604                             14,730                           13,435
                             ---------                          ---------                        ---------

     Total                   $ 468,122                          $ 433,073                        $ 396,735
                             =========                          =========                        =========

Interest-bearing demand
  & savings                  $ 138,077      3,978     2.88      $ 125,564      4,835     3.85    $  96,641    2,803   2.90
Time                           200,893     11,424     5.69        189,134     11,011     5.82      186,572   10,137   5.43
Borrowings                      20,981      1,105     5.27         21,332      1,315     6.16       24,980    1,312   5.25
                             ---------    -------               ---------   --------             ---------  -------

Total interest-bearing
  liabilities                  359,951     16,507     4.59        336,030     17,161     5.11      308,193   14,252   4.62
                                          -------                           --------                        -------

Noninterest-bearing demand      66,258                             60,544                           56,024
Other liabilities                3,027                              3,081                            2,759
Stockholders' equity            38,886                             33,418                           29,759
                             ---------                          ---------                        ---------

     Total                   $ 468,122                          $ 433,073                        $ 396,735
                             =========                          =========                        =========

Net interest income                       $16,717                           $ 15,604                        $13,036
                                          =======                           ========                        =======
Net interest spread                                   2.94%                              2.91%                        2.72%
Net yield on average interest-earning assets          3.79%                              3.82%                        3.51%


(1)      Average balances were determined using the daily average balances.
(2)      Average balances of loans include nonaccrual loans.
(3) Interest and fees on loans include $232,000, $201,000 and $212,000 of loan fee income for the years ended December 31, 2001, 2000 and 1999, respectively.
(4) Yields on nontaxable securities are not presented on a tax-equivalent basis.
                                      -25-

Table 2 - Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

                                                                            Years Ended December 31,
                                                  -----------------------------------------------------------------------------
                                                              2001 to 2000                            2000 to 1999
                                                  -------------------------------------   -------------------------------------
                                                           Increase (decrease)                     Increase (decrease)
                                                            due to change in                        due to change in
                                                     Rate         Volume         Net         Rate          Volume         Net
                                                  ---------    -----------   ----------    ----------   ----------    ---------
                                                                              (Dollars in Thousands)
             Income from interest-earning assets:
                       Interest and fees on loans $  (1,700)   $     3,662   $    1,962    $      791   $    3,845    $   4,636
Interest on taxable securities                          (57)          (759)        (816)          598          (36)         562
Interest on nontaxable securities                       (15)          (223)        (238)           19         (365)        (346)
Interest on federal funds sold                         (887)           445         (442)          378          245          623
Interest on interest-bearing
   deposits in banks                                     (4)            (3)          (7)            1            1            2
                                                  ---------    -----------   ----------    ----------   ----------    ---------
              Total interest income                  (2,663)         3,122          459         1,787        3,690        5,477
                                                  =========    ===========   ==========    ==========   ==========    =========

                    Expense from interest-bearing
                                     liabilities:
              Interest on interest-bearing demand
                    deposits and savings deposits    (1,305)           448         (857)        1,062          970        2,032
Interest on time deposits                              (260)           673          413           733          141          874
Interest on borrowings                                 (188)           (22)        (210)          210         (207)           3
                                                  ---------    -----------   ---------     ----------   ----------    ---------
              Total interest expense                 (1,753)         1,099         (654)        2,005          904        2,909
                                                  ---------    -----------   ----------    ----------   ----------    ---------

              Net interest income                 $    (910)   $     2,023   $    1,113    $     (218)  $    2,786    $   2,568
                                                  =========    ===========   ==========    ==========   ==========    =========

Asset/Liability Management

         The Company's asset/liability mix is monitored on a regular basis and a report evaluating the interest rate sensitive assets and interest rate sensitive liabilities is prepared and presented to the Board of Directors on a monthly basis. The objective of this policy is to monitor interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the Company's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

         A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the Company also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit the amount of changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

          Changes in interest rates also affect the Company's liquidity position. The Company currently prices deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect the Company's liquidity position.

          At December 31, 2001 the Company's cumulative one year interest rate sensitivity gap ratio was 74%. Its targeted ratio is 80% to 120% in this time horizon. This indicates that the Company's interest-bearing liabilities will reprice during this period at a rate faster than its interest-earning assets.

          The following table sets forth the distribution of the repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2001, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative interest rate sensitivity gap ratio.

          The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

                                                                        After
                                                                        Three           After
                                                                        Months         One Year
                                                        Within           But             But
                                                        Three          Within           Within         After
                                                        Months        One Year        Five Years     Five Years       Total
                                                      ---------       ---------       ----------     ----------     ---------
                                                                               (Dollars in Thousands)
                                                      -----------------------------------------------------------------------
Interest-earning assets:
Interest-bearing deposits in banks                    $     939       $   3,393       $     600      $       -      $   4,932
Federal funds sold                                       43,800               -               -              -         43,800
Securities                                                8,292          17,950          39,857         39,013        105,112
Loans                                                   132,590          32,109         121,345         20,219        306,263
                                                      ---------       ---------       ---------      ---------      ---------

Total interest-earning assets                           185,621          53,452         161,802         59,232        460,107
                                                      ---------       ---------       ---------      ---------      ---------

Interest-bearing liabilities:
Interest-bearing demand and savings                   $ 168,849       $       -       $       -      $       -      $ 168,849
Time deposits                                            52,570          97,481          51,978              -        202,029
Repurchase agreements                                     5,692               -               -              -          5,692
Other borrowings                                              -               -               -         10,000         10,000
                                                      ---------       ---------       ---------      ---------      ---------

Total interest-bearing liabilities                    $ 227,111       $  97,481       $  51,978      $  10,000      $ 386,570
                                                      ---------       ---------       ---------      ---------      ---------

Interest rate sensitivity gap                         $ (41,490)      $ (44,029)      $ 109,824      $  49,232      $  73,537
                                                      =========       =========       =========      =========      =========

Cumulative interest rate sensitivity gap              $ (41,490)      $ (85,519)      $  24,305      $  73,537
                                                      =========       =========       =========      =========

Interest rate sensitivity gap ratio                        0.82            0.55            3.11           5.92
                                                      =========       =========       =========      =========

Cumulative interest rate sensitivity gap ratio             0.82            0.74            1.06           1.19
                                                      =========       =========       =========      =========


     The Company actively manages the mix of asset and liability maturities to control the effects of changes in the general level of interest rates on net interest income. Except for its effect on the general level of interest rates, inflation does not have a material impact on the Company due to the rate variability and short-term maturities of its earning assets. In particular, approximately 46% of the loan portfolio is comprised of loans that have variable rate terms or mature within one year. Most mortgage loans are made on a variable rate basis with rates being adjusted every one to five years.

                              INVESTMENT PORTFOLIO

Types of Investments

The carrying amounts of securities at the dates indicated are summarized as follows:

                                                         December 31,
                                                         ------------
                                                 2001        2000        1999
                                               --------    --------    --------
                                                    (Dollars in Thousands)

U.S. Government and agency securities          $ 34,961    $ 62,997    $ 50,976
Mortgage-backed securities                       46,285      44,679      52,155
Municipal securities                             22,451      23,393      32,536
                                               --------    --------    --------
                                                103,697     131,069     135,667
 Equity securities                                1,415       1,565       1,565
                                               --------    --------    --------
                                               $105,112    $132,634    $137,232
                                               ========    ========    ========

Maturities


The amounts of debt securities, including the weighted average yield in each category as of December 31, 2001 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, (3) after five through ten years and (4) after ten years. Equity securities are not included in the table because they have no contractual maturity.

                                                                            After one                After five
                                               One year or less         through five years         through ten years
                                               Amount  Yield(1)          Amount  Yield(1)        Amount  Yield(1)
U.S. Government and agency securities            $  5,567     6.12%        $ 14,399    5.16%       $ 14,995     5.23%
Mortgage-backed securities                          1,527     4.39            2,938    5.61           7,004     5.05
Municipal securities                                9,655     4.07            7,019    3.65           3,389     4.36
                                                 --------                  --------                --------
                                                 $ 16,749     4.78         $ 24,356    4.78        $ 25,388     5.06
                                                 ========                  ========                ========

                                                After ten years                Total
                                               Amount  Yield (1)         Amount  Yield (1)
U.S. Government and agency securities            $      --      --%        $  34,961    5.34%
Mortgage-backed securities                          34,816    5.81            46,285    5.64
Municipal securities                                 2,388    4.29            22,451    4.00
                                                 ---------                 ---------
                                                 $  37,204    5.71         $ 103,697    5.18
                                                 =========                 =========

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.
(2) The weighted average yields for municipal securities are not stated on a tax-equivalent basis.

                                 LOAN PORTFOLIO

Types of Loans

Loans by type of collateral are presented below:

                                                                  December 31,
                                  --------------------------------------------------------------------------
                                     2001            2000           1999               1998          1997
                                  ----------     ----------      ----------         ---------     ----------
                                                              (Dollars in Thousands)
                                  --------------------------------------------------------------------------
            Commercial            $   51,486     $   48,683      $   46,762         $  32,649     $   30,108
Real estate - construction            71,955         60,345          36,460            34,166         27,917
Real estate - mortgage               159,276        140,049         115,929            96,135         84,419
Consumer installment and other        21,971         22,452          22,248            20,287         17,869
                                  ----------     ----------      ----------         ---------     ----------
                                     304,688        271,529         221,399           183,237        160,313
Less allowance for loan losses        (3,377)        (2,884)         (2,453)           (2,187)        (1,937)
                                  ----------     ----------      ----------         ---------     ----------
Net loans                         $  301,311     $  268,645      $  218,946         $ 181,050     $  158,376
                                  ==========     ==========      ==========         =========     ==========

Maturities and Sensitivities to Changes in Interest Rates

Total loans as of December 31, 2001 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one year through five years, and (3) after five years.

                                                       (Dollars in Thousands)

     Commercial
        One year or less                                      $  17,143
        After one through five years                             28,211
        After five years                                          6,132
                                                                -------
                                                                 51,486
                                                                -------

     Construction
        One year or less                                         68,211
        After one through five years                              3,703
        After five years                                             41
                                                                -------
                                                                 71,955
                                                                -------

     Other
        One year or less                                         42,303
        After one through five years                             93,508
        After five years                                         45,436
                                                                -------
                                                                181,247
                                                                -------

                                                              $ 304,688
                                                                =======
                                      -29-

The following table summarizes loans at December 31, 2001 with the due dates after one year for predetermined and floating or adjustable interest rates.

                                                               (Dollars in
                                                                Thousands)
                                                                ----------

Predetermined interest rates                                    $  116,705
Floating or adjustable interest rates                               60,326
                                                                ----------
                                                                $  177,031
                                                                ==========

Risk Elements

The following table presents the aggregate of nonperforming loans for the categories indicated.

                                                                                               December 31,
                                                                         --------------------------------------------------------
                                                                           2001         2000        1999        1998       1997
                                                                         -------     --------      ------      ------     -------
                                                                                          (Dollars in Thousands)
                                                                         --------------------------------------------------------
                                                                         $   304     $   262       $  308      $  490   $   442
                         Loans accounted for on a nonaccrual basis

               Loans contractually past due ninety days or more as
                       to interest or principal payments and still
                                                          accruing         1,197       7,469        1,703       1,581     1,122

      Loans, the term of which have been renegotiated to provide a reduction or deferral of interest or principal because of
           deterioration in the financial position of the borrower             -           -            -           -         -

                                           Potential problem loans             -           -            -           -         -

The reduction in interest income associated with nonaccrual loans as of December 31, 2001 is as follows:

                                                                                       (Dollars in Thousands)
       Interest income that would have been recorded
       on nonaccrual loans under original terms                                             $      50
                                                                                            =========

       Interest income that was recorded on nonaccrual loans                                $       -
                                                                                            =========

Potential problem loans are defined as loans about which the Company has serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on nonaccrual status, to become past due more than ninety days, or to be restructured.

The Company's policy is to discontinue the accrual of interest income when, in the opinion of management, collection of such interest becomes doubtful. This status is determined when; (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected; and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware and which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. In the event of non-performance by the borrower, these loans have collateral pledged which would prevent the recognition of substantial losses.

                         SUMMARY OF LOAN LOSS EXPERIENCE

         The following table summarizes average loan balances for each year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off; additions to the allowance which have been charged to expense; and the ratio of net charge-offs during the year to average loans.

                                                                                December 31,
                                               ---------------------------------------------------------------------------------
                                                    2001            2000             1999             1998             1997
                                               -------------    -----------     ------------     ------------      -------------
                                                                           (Dollars in Thousands)
                                               ---------------------------------------------------------------------------------
          Average amount of loans outstanding  $  286,646       $ 245,088      $   203,352       $  170,036        $  144,431
                                               =============    ===========    ============      ===========       =============
Balance of allowance for loan losses
   at beginning of year                        $    2,884       $   2,453      $     2,187       $    1,937        $    1,625
                                               -------------    -----------    ------------      -----------       -------------
Loans charged off:
     Real estate                                      (29)            (25)             (24)             (21)               (9)
     Commercial                                         -               -                -                -                 -
     Consumer installment                             (54)            (94)             (85)             (94)              (85)
                                               -------------    -----------    ------------      -----------       -------------
                                                      (83)           (119)            (109)            (115)              (94)
                                               -------------    -----------    ------------      -----------       -------------
Recoveries of loans previously charged off:
     Real estate                                        -               -                -                4                 3
     Commercial                                         -               -                -                -                 -
     Consumer installment                              26              60               23               20                62
                                               -------------    -----------    ------------      -----------       -------------
                                                       26              60               23               24                65
                                               -------------    -----------    ------------      -----------       -------------
Net loans charged off during the year                 (57)            (59)             (86)             (91)              (29)
                                               -------------    -----------    ------------      -----------       -------------

Additions to allowance charged
   to expense during year                             550             490              352              341               341
                                               -------------    -----------    ------------      -----------       -------------

Balance of allowance for loan losses
   at end of year                              $    3,377       $   2,884      $     2,453        $   2,187        $    1,937
                                               =============    ===========    ============      ===========       =============

Ratio of net loans charged off during
   the year to average loans
   outstanding                                       0.02%           0.02%            0.04%            0.05%             0.02%
                                               =============    ===========    ============      ===========       =============

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is deemed appropriate by the Company to adequately cover all known and inherent risks in the loan portfolio. The Company's evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay. The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans. An allowance percentage is applied to the unclassified loans to establish a general allowance for loan losses. The allowance percentage determined is based upon the Company's experience specifically and the historical experience of the banking industry generally. The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses. A loan is considered impaired when it is probable that we will be unable to collect all principal and interest due in accordance with the contractual terms of the loan agreement.
                                      -31-

As of the indicated dates, the Company had made no allocations of our allowance for loan losses to specifically correspond to the categories of loans listed below. Based on the Company's best estimate, the allocation of the allowance for loan losses to types of loans, as of the indicated dates, is as follows:

                                                                          December 31,
                          ----------------------------------------------------------------------------------------------------------
                                   2001                  2000                  1999                 1998                1997
                                   ----                  ----                  ----                 ----                ----
                                       Percent               Percent               Percent               Percent             Percent
                                      of Loans              of Loans              of Loans              of Loans            of Loans
                                       in Each               in Each               in Each               in Each             in Each
                                      Category              Category              Category              Category            Category
                                      to Total              to Total              to Total              to Total            to Total
                            Amount      Loans     Amount      Loans     Amount      Loans     Amount      Loans     Amount    Loans
                            ------      -----     ------      -----     ------      -----     ------      -----     ------    -----
                                                                        (Dollars in Thousands)
Commercial                $   675       16.90%     $   577    17.93%     $   613    21.12%    $   437     17.82%    $   484   18.78%
Real estate-construction      844       23.62          721    22.22          491    16.47         547     18.65         387   17.41
Real estate-mortgage        1,351       52.28        1,154    51.58          981    52.36         875     52.46         775   52.66
Consumer installment and
other                         507        7.20          432     8.27          368    10.05         328     11.07         291   11.15
                          -------      ------      -------   ------      -------   ------     -------    ------     -------  ------
Total allowance           $ 3,377      100.00%     $ 2,884   100.00%     $ 2,453   100.00%    $ 2,187    100.00%    $ 1,937  100.00%
                          =======      ======      =======   ======      =======   ======     =======    ======     =======  ======

                                    DEPOSITS

Average amounts of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand and savings deposits and time deposits, are presented below. (1)

                                                                         Year Ended December 31,
                                            ---------------------------------------------------------------------------------
                                                      2001                        2000                        1999
                                            -----------------------        --------------------          --------------------
                                                 Amount       Rate           Amount       Rate           Amount      Rate
                                            -------------   -------        ---------   --------          --------   ---------
                                                                    (Dollars in Thousands)
                                            ---------------------------------------------------------------------------------
        Noninterest-bearing demand deposits  $     66,258      -   %     $     60,544     -   %      $     56,024      -   %
                Interest-bearing demand and
                           savings deposits       138,077     2.88            125,564    3.85              96,641     2.90
                              Time deposits       200,893     5.69            189,134    5.82             186,572     5.43
                                            -------------               -------------               -------------
                             Total deposits  $    405,228                $    375,242                $    339,237
                                            =============               =============               =============

(1)     Average balances were determined using the daily average balances.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2001 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months (3) over six through twelve months, and (4) over twelve months.

                                                                    (Dollars in
                                                                    ------------
                      Three months or less                          $   16,152
                      Over three through six months                     11,199
                      Over six through twelve months                    14,891
                      Over twelve months                                13,509
                                                                    ------------
                                  Total                             $   55,751
                                                                    ============

                           RETURN ON EQUITY AND ASSETS

         The following rate of return information for the periods indicated is presented below.
                                                       Years Ended December 31,
                                                   -----------------------------
                                                     2001      2000      1999
                                                   --------   -------   --------
                Return on assets (1)                 1.70 %    1.66 %    1.57 %
                Return on equity (2)                20.50     21.51     20.92
             Dividend payout ratio (3)              34.25     35.08     34.92
             Equity to assets ratio (4)              8.31      7.72      7.50

(1)      Net income divided by average total assets.
(2)      Net income divided by average equity.
(3)      Dividends declared per share divided by earnings per share.
(4)      Average equity divided by average total assets.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed only to U.S. dollar interest rate changes and accordingly, it manages exposure by considering the possible changes in the net interest margin. It does not have any trading instruments nor does it classify any portion of the investment portfolio as held for trading. The Company do not engage in any hedging activities or enter into any derivative instruments with a higher degree of risk than mortgage-backed securities that are commonly pass through securities. Finally, it has no exposure to foreign currency exchange rate risk, commodity price risk, and other market risks. Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk." The repricing of interest earning assets and interest-bearing liabilities can influence the changes in net interest income. As part of the Company's asset/liability management program, the timing of repriced assets and liabilities is referred to as Gap management. It is the Company's policy to maintain a Gap ratio in the one-year time horizon of .80 to 1.20.

GAP management alone is not enough to properly manage interest rate sensitivity, because interest rates do not respond at the same speed or at the same level to market rate changes. For example, savings and money market rates are more stable than loans tied to a "Prime" rate and thus respond with less volatility to a market rate change.

The Company uses a third party simulation model to monitor changes in net interest income due to changes in market rates. The model of rising, falling and stable interest rate scenarios allow management to monitor and adjust interest rate sensitivity to minimize the impact of market rate swings. The analysis of impact on net interest margins as well as market value of equity over a twelve-month period is subjected to a 200 basis point increase and decrease in rate. The December model reflects an increase of 17% in net interest income and a 3% increase in market value equity for a 200 basis point increase in rates. The same model shows a 12% decrease in net interest income and a 10% decrease in market value equity for a 200 basis point decrease in rates. The Company's investment committee monitors changes on a quarterly basis, measures the changing values based on the model's performance and determines an appropriate interest rate policy for management to follow in order to minimize the impact on earnings and market value equity in the projected rate environment.

Item 3.  Properties

         The assets of the Company consist almost entirely of its equity ownership in The First State Bank and First Metro Mortgage Co. The assets of First Metro Mortgage Co. consist almost entirely of loans originated and the proceeds of those loans when sold to investors. The assets of the Bank consist primarily of loans and investment securities. However, it also owns the real estate and improvements thereon from which it conducts its banking operations. See "Business of the Company". Those locations are more particularly described as follows:

         4806 N. Henry Boulevard, Stockbridge, Georgia - This location houses
         ---------------------------------------------
the Bank's main office, a two-story building containing 20,800 square feet constructed in 1965. It is a full service bank facility equipped with an ATM machine and four lane drive-up service.

         4800 N. Henry Boulevard, Stockbridge, Georgia - This location houses
         ---------------------------------------------
the operations center for the Bank. It is a single story building constructed in 1999, consisting of 20,622 square feet.
                                      -33-

         295 Fairview Road, Ellenwood, Georgia - This is a full service banking
         -------------------------------------
location with ATM and drive-thru service. It is a single story building containing 3,520 square feet.

         114 Covington Street, McDonough, Georgia - This site contains a 4,000
         ----------------------------------------
square foot single story building with ATM and drive-thru service.

         1810 Hudson Bridge Road, Stockbridge, Georgia - This location contains
         ---------------------------------------------
a two-story facility consisting of 4,787 square feet. The lower floor contains a full service banking location, with ATM and drive-thru service. The upper floor houses the operations of First Metro Mortgage Co.

         4979 Bill Gardner Parkway, Locust Grove, Georgia - This location
         ------------------------------------------------
contains a one-story building consisting of 4,000 square feet, with ATM and drive-thru service.

     The Bank conducts its own data processing and owns the equipment used for that purpose. The Bank also owns the furniture, fixtures and equipment located on its premises and several automobiles.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of March 31, 2002, persons or groups who are known by the Company to own more than five percent (5%) of the Company's common stock and also sets forth, as of March 31, 2002, common stock ownership by directors and executive officers of the Company. Other than as noted below, management knows of no person or group that owns more than five percent (5%) of the outstanding shares of common stock of the Company.

----------------------------------------------------------------------------------------------------
 NAME AND ADDRESS                        AMOUNT AND NATURE               PERCENT OF SHARES
OF BENEFICIAL OWNER                        OF BENEFICIAL                  OF COMMON STOCK
                                           OWNERSHIP/1/                     OUTSTANDING
----------------------------------------------------------------------------------------------------
Hans M. Broder                              227,903 Shares                      3.18%
35 Gabrielle Court
Stockbridge, GA 30281
----------------------------------------------------------------------------------------------------

Paul J. Cates, Jr.                           20,668 Shares                         -/2/
863 McGarity Road
McDonough, GA 30252
----------------------------------------------------------------------------------------------------

H. K. Elliott, Jr.                           86,788 Shares                      1.21%
2865 Camp Branch Road
Buford, Georgia 30519
----------------------------------------------------------------------------------------------------

G. R. Foster, III                            10,605 Shares                         _/2/
1000 Turner Church Road
McDonough, GA 30252
----------------------------------------------------------------------------------------------------

David H. Gill                                33,750 Shares                         _/2/
109 Magnolia Place
Stockbridge, GA 30281
----------------------------------------------------------------------------------------------------

Edwin C. Kelley, Jr.                         18,529 Shares                         _/2/
205 St. Andrews Court
McDonough, GA 30253
----------------------------------------------------------------------------------------------------

Mary Lynn E. Lambert                         35,096 Shares                         _/2/
1409 Highway 42 S
McDonough, GA 30252
----------------------------------------------------------------------------------------------------

Robert O. Linch                             450,112 Shares                      6.29%
230 Darwish Drive
McDonough, GA 30253
----------------------------------------------------------------------------------------------------

William R. Smith                            410,848 Shares                      5.74%
Revocable Trust
262 N. Bethany Road
McDonough, GA 30252
----------------------------------------------------------------------------------------------------

__________________

     /1/Includes shares of common stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise sole voting and investment power.

     /2/Less than 1% of the common stock outstanding.

--------------------------------------------------------------------------------------------------------------------

William C. Strom                                      5,380 Shares                                 _/2/
156 Cotton Creek Drive
McDonough, GA 30252
--------------------------------------------------------------------------------------------------------------------

Ronald M. Turpin                                     29,920 Shares                                 _/2/
661 Fairview Road
Stockbridge, GA 30281
--------------------------------------------------------------------------------------------------------------------

James C. Waggoner                                    13,032 Shares                                 _/2/
268 Butlers Bridge Drive
McDonough, GA 30252
--------------------------------------------------------------------------------------------------------------------

All directors and officers as a group             1,342,631 Shares                             18.55%
(11 persons)
--------------------------------------------------------------------------------------------------------------------

Item 5.  Directors and Executive Officers

         The Board of Directors of the Company is currently composed of the following ten persons, each of whom serves for a term of one (1) year. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion.

         The following table sets forth information with respect to the directors and executive officers of the Company:

--------------------------------------------------------------------------------------------------------------------
       NAME                                    AGE                POSITION                       YEAR FIRST
                                                                                                 ELECTED OR
                                                                                                APPOINTED/1/
--------------------------------------------------------------------------------------------------------------------
Hans M. Broder, Jr.                             54                Director                         1975
--------------------------------------------------------------------------------------------------------------------

Paul J. Cates, Jr.                              60                Director                         2002
--------------------------------------------------------------------------------------------------------------------

H. K. Elliott, Jr.                              60                Director                         1977
--------------------------------------------------------------------------------------------------------------------

G. R. Foster, III                               55                Director                         1999
--------------------------------------------------------------------------------------------------------------------

David H. Gill                                   47           President, Director                   1997
--------------------------------------------------------------------------------------------------------------------

Edwin C. Kelley, Jr.                            51                Director                         1994
--------------------------------------------------------------------------------------------------------------------

Mary Lynn E. Lambert                            44                Director                         2001
--------------------------------------------------------------------------------------------------------------------

____________________

     /1/Refers to the year the individual first became a director of the Bank or Company. All directors of the Bank in June, 1982 became directors of the Company when it was incorporated in June, 1982.

----------------------------------------------------------------------------------------------------------------

Robert O. Linch                             72     Director and Chairman
                                                   of the Board                               1975
----------------------------------------------------------------------------------------------------------------

William C. Strom                            52             Executive Vice                       --
                                                       President of the Bank
                                                       and Secretary of the
                                                              Company
----------------------------------------------------------------------------------------------------------------

Ronald M. Turpin                            58                Director                        1999
----------------------------------------------------------------------------------------------------------------

James C. Waggoner                           56                Director                        1994
----------------------------------------------------------------------------------------------------------------

Biographical Information
------------------------

         The principal occupation of each director and executive officer of the Company is set forth below unless otherwise indicated, the information furnished for each directors' application for at least the proceeding five years. All directors and executive officers have held their present positions for at least five (5) years unless otherwise stated.


         Hans M. Broder, Jr. - Mr. Broder served as President of the Bank and of
         ------------------
the Company until 2000. He presently manages real estate investments.


         Paul J. Cates, Jr. - Owner of Planters Hardware
         ------------------


         H. K. Elliott, Jr. - Owner, Elliott Construction Company.
         ------------------

         G. R. Foster, III - Dentist.
         -----------------

         David H. Gill - Mr. Gill has served as President of the Bank of the
         -------------
Company since 2000. Prior to that time he served as Executive Vice President of the Bank and Vice President of the Company.

         Edwin C. Kelley, Jr. - Owner, Buddy Kelley Properties.
         --------------------

         Mary Lynn E. Lambert - Co-owner of a sand and gravel business.
         --------------------


         Robert O. Linch - Business Consultant; Former newspaper publisher
         ---------------


         Ronald M. Turpin - Retired builder.
         ----------------

         James C. Waggoner - Owner, Stockbridge Veterinary Hospital.
         -----------------



         William C. Strom - Executive Vice President of the Bank since 2000 and
         ----------------
Secretary of the Company. Mr Strom has been employed by the Bank since 1994, with previous duties as Branch Manager and in Operations /Personnel


Item 6.       Executive Compensation

         The Company has no full time employees, relying upon employees of the Bank for the limited services required by the Company. All compensation paid to officers and employees is paid by the Bank.

     Director Compensation
     ---------------------

     All directors are paid $850.00 per month for their service on the Board of Directors. Directors are entitled to compensation without regard to their attendance at the meeting, unless he or she misses more than two (2) meetings. Directors who are also members of the Executive Committee, which meets weekly, receive an additional $1,300.00 per month. The Chairman of the Board of Directors is paid an additional $500.00 per month for his service in that capacity, the Vice Chairman of the Board of Directors is paid an additional $250.00 per month for that service, and the Secretary is paid an additional $150.00 per month for service in that capacity.

     Executive Compensation
     ----------------------

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the cash and non-cash compensation awarded to or earned by the Chief Executive Officer and Executive Vice President of the Company. No other officer had a salary and bonus during the fiscal year ended December 31, 2001 that exceeded $100,000.00 for services rendered in all capacities to the Company and the Bank.

                                                                              Long Term Compensation

                                  Annual Compensation                        Awards           Payouts
                         ----------------------------------------------------------------------------
(a)               (b)       (c)           (d)             (e)              (f)          (g)       (h)          (i)
                                                         Other                       Securities
Name                                                     Annual         Restricted     Under-               All Other
and                                                      Compen-          Stock        lying      LTIP       Compen-
Principal                                                sation          Award(s)     Options/   Payouts     sation
Position          Year     Salary($)      Bonus($)         ($)           (Shares)      SARs(#)     ($)        ($)
----------------------------------------------------------------------------------------------------------------------

David H. Gill     2001     $181,200       $46,143        $53,046/1/          -                      -          -
CEO               2000     $171,200       $46,868        $49,589/1/          -                      -          -
                  1999     $121,200       $24,393        $38,645/1/

William H. Strom  2001     $138,300       $35,618        $21,085/2/          -                      -          -
Executive Vice    2000     $130,800       $36,537        $20,560/2/          -                      -          -
President         1999     $ 80,800       $21,060        $21,282/2/

     /1/Includes directors fees of $25,800 in 2001, $23,100 in 2000, and $9,600.00 in 1999. Also includes liability incurred by the Company for the Employee's Salary Continuation Plan in the amounts of $18,006, $17,554 and $16,596 for the years 2001, 2000 and 1999 respectively.

     /2/Incudes liability incurred by the Company for the Employee's Salary Continuation Plan in the amounts of $12,004, $11,702, and $11,063 for the years 2001, 2000 and 1999 respectively.

     Neither the Company nor the Bank is a party to any employment contract with any of its executive officers or to any compensatory plan or arrangement which provides for compensation to its executive officers upon the resignation, retirement or other termination of the executive officer's employment or from a change in control of the Company or the Bank.

     Compensation Committee Interlocks and Insider Participation
     -----------------------------------------------------------

     Executive compensation is recommended to the full board by the Company's Compensation Committee, which in 2001 consisted of Mary Lynn E. Lambert, Chairperson, G. R. Foster, III, H. K. Elliott, Jr., Edwin C. Kelley, Jr., and Robert O. Linch. None of those individuals was, during the fiscal year, an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries, or had any other relationship requiring disclosure by the Company pursuant to the provisions of Regulation S-K, Item 404. No executive officer of any other entity served on the Company's Compensation Committee.

     The Compensation Committee meets in the fall of each fiscal year to establish performance goals for the Company, including profit growth, loan and deposit growth, and loan-to-deposit ratio growth. The performance of the Bank as measured by those goals in the ensuing year is a factor given considerable weight by the Compensation Committee in recommending compensation of executive officers for the following fiscal year, including salary and bonuses. For example, the compensation of the executive officers of the Bank for the fiscal year 2002 is based in large measure on the extent to which the Bank met or exceeded the performance goals established by the Compensation Committee for fiscal year 2001. A formula is not used to calculate the relative weight of the performance factors in establishing either base salary or bonus, but the overall value of the Company from year to year is given significant objective weight.

     In setting the compensation of David H. Gill, the Company's President and Chief Executive Officer, for the fiscal year 2001, the Compensation Committee considered that for the fiscal year ended December 31, 2000, the per share earnings of the Company were $2.00, compared to $1.72 for 1999, and that loans during that period of time increased by over $50,000,000, or 22.64%. Return on average shareholder's equity for 2000 was 21.51%, and return on average assets rose to 1.67% from 1999's level of 1.54%. The Board of Directors of the Company did not modify or reject any recommendations made in 2001 by the Compensation Committee with respect to compensation decisions.

     Shareholder Return Performance Graph
     ------------------------------------

     Set forth below is a line graph comparing the percentage change in the cumulative shareholder return on the Company's Common Stock with the cumulative Total Return on the Nasdaq Stock Market (U.S. Companies) index and the SNL Southeast Bank Index. The graph assumes $100 invested on December 31, 1996, in the Common Stock of the Company and in each of the two indexes. The comparison assumes that all dividends are reinvested.

                         Henry County Bancshares, Inc.

                                    [GRAPH]

                                                       Period Ending
                               ---------------------------------------------------------
Index                          12/31/96  12/31/97 12/31/98  12/31/99  12/31/00  12/31/01
----------------------------------------------------------------------------------------
Henry County Bancshares, Inc.    100.00    125.14  204.07    249.63    260.61     285.42
NASDAQ - Total US*               100.00    122.48  172.68    320.89    193.01     153.15
SNL. Southeast Bank Index        100.00    151.59  161.38    127.00    127.52     158.86

*Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2002.
Used with permission. All rights reserved. crsp.com.


Item 7.  Certain Relationships and Related Transactions

     The Bank has followed a policy of granting various types of loans to executive officers and directors and to entities with which they are affiliated. The loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the Bank's other customers, and do not involve more than the normal risk of collectibility, or present other unfavorable features. As of March 31, 2002 directors and executive officers of the Company and entities with which they are affiliated were indebted to the Bank in the aggregate amount of $365,720. Also, in the construction of the McDonough, Georgia branch, Ray Lambert, the spouse of Director Mary L. Lambert, was hired and paid as a subcontractor by the general contractor hired by the Company. Otherwise, neither the Company nor the Bank has during the last two (2) years entered into, nor is there proposed, any transaction in which any director, executive officer, director nominee, or principal shareholder, or any member of their immediate family, had a direct or indirect material interest.

Item 8.  Legal Proceedings

         The Bank is involved in various legal actions from normal business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial statements. Neither the Bank nor the Company is a party to any proceeding to which any director, officer or affiliate of the issuer, or any owner of more than five percent (5%) of its voting stock is a party adverse to the Bank or the Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     General
     -------

     There is no established public trading market for the Company's common stock. It is not traded on an exchange or in the over-the-counter market. There is no assurance that an active market will develop for the Company's common stock in the future. Therefore, management of the Company is furnished with only limited information concerning trades of the Company's common stock. The following table sets forth for each quarter during the most two recent fiscal years and for the most fiscal quarter in 2002 the number of shares traded and the high and low per share sales price to the extent known to management. The per share trade prices have been adjusted to reflect a two-for-one common stock split in the form of a dividend payable to stockholders of record on January 11, 2001, increasing the number of issued and outstanding shares of the Company from 3,596,752 to 7,184,480.

----------------------------------------------------------------------
     YEAR            NUMBER     HIGH SALES PRICE     LOW SALES PRICE
                       OF          (Per Share)        (Per Share)
     2000            SHARES
                     TRADED
----------------------------------------------------------------------
First Quarter         8,404          $13.75              $12.50
----------------------------------------------------------------------
Second Quarter       16,824          $13.75              $13.75
----------------------------------------------------------------------
Third Quarter         1,741          $14.00              $13.75
----------------------------------------------------------------------
Fourth Quarter        2,876          $14.00              $14.00
----------------------------------------------------------------------

-----------------------------------------------------------------------------
    YEAR                NUMBER      HIGH SALES PRICE     LOW SALES PRICE
                          OF           (Per Share)         (Per Share)
    2001                SHARES
                        TRADED
-----------------------------------------------------------------------------
First Quarter           10,968          $14.25               $14.25
-----------------------------------------------------------------------------

Second Quarter          18,249          $17.00               $14.50
-----------------------------------------------------------------------------

Third Quarter           14,170          $19.00               $14.30
-----------------------------------------------------------------------------

Fourth Quarter          10,409          $20.00               $15.00
-----------------------------------------------------------------------------


-----------------------------------------------------------------------------

    YEAR                NUMBER      HIGH SALES PRICE   LOW SALES PRICE
                          OF           (Per Share)        (Per Share)
    2002                SHARES
                        TRADED
-----------------------------------------------------------------------------
First Quarter           25,557          $16.50              $15.00
-----------------------------------------------------------------------------

     The Company has historically paid dividends on an annual basis. Any declaration and payment of dividends will be based on the Company's earnings, economic conditions, and the evaluation by the Board of Directors of other relevant factors. The Company's ability to pay dividends is dependent on cash dividends paid to it by the Bank and by First Metro Mortgage Co. The ability of the Bank to pay dividends to the Company is restricted by applicable regulatory requirements. See "Business - Supervision and Regulation". The following table sets forth cash dividends which have been declared and paid by the Company since January 1, 1999 (adjusted for the stock dividend declared and paid by the Company in 2001):

                                 Cash Dividends
                                 Declared Per
                                 Share ($)
                                 ---------------
Fiscal 2000
         1/st/ Quarter           $ .06 per share
         2/nd/ Quarter           $ .06 per share
         3/rd/ Quarter           $ .06 per share
         4/th/ Quarter           $ .17 per share

Fiscal 2001
         1/st/ Quarter           $ .08 per share
         2/nd/ Quarter           $ .08 per share

         3/rd/ Quarter                       $ .08 per share
         4/th/ Quarter                       $ .14 per share

Fiscal 2002
         1/st/ Quarter                       $ .08 per share

     As of March 31, 2002, 7,237,065.60 shares of common stock were issued and held of record by approximately 535 persons (not including the number of persons or entities holding stock in nominee or street name through various brokerage houses).

     The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. Funds for the payment of dividends of the Company are primarily obtained from dividends paid by the Bank.

         There are no shares of the Company's common stock that are subject to outstanding options or warrants to purchase, or that are convertible into, common equity of the Company.

Item 10. Recent Sales of Unregistered Securities

         There have been no sales of unregistered securities by the Company within the preceding three (3) years.

Item 11. Description of Registrant's Securities to be Registered

         The Company is a corporation organized and existing under the laws of the State of Georgia. Under its articles of incorporation it has the authority to issue as many as 10,000,000 shares of its common stock, with a par value of $2.50 per share. There were 7,237,065.60 shares of the Company's common stock issued as of March 31, 2002. The capital stock of the Company represents non-withdrawable capital and is not insured by the Federal Deposit Insurance Corporation. Each share of common stock has the same relative rights and is identical in all respects with every other share of common stock. The holders of the common stock possess exclusive voting rights in the Company. Each holder of common stock is entitled to only one vote for each share held of record on all matters submitted to a vote of holders of common stock and is not permitted to accumulate votes in the election of the Company's directors. Holders of common stock do not possess any dividend or liquidation rights.

     Under the Company's articles of incorporation, holders of common stock have pre-emptive rights with respect to any additional shares of common stock which may be issued for cash. Therefore, the Board of Directors may not sell shares of common stock of the Company for cash without first offering such shares to the existing stockholders of the Company. The common stock is not subject to call for redemption, and the outstanding shares of common stock are fully paid and non-assessable.

         Unless otherwise provided by the articles of incorporation, the bylaws, or the Georgia Business Corporations Code, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action.

         The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors and paid by the Company out of funds legally available therefor. Under applicable policy of the Board of Governors of the Federal Reserve System, a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with capital needs, asset quality, and overall financial condition. The ability of the Company to pay cash dividends is currently influenced, and in the future could be further influenced, by bank regulatory policies or agreements and by capital guidelines. Accordingly, the actual amount and timing of future dividends, if any, will depend, among other things, future earnings, the financial condition of the Company and of its subsidiary bank, the amount of cash on hand at the holding company level and outstanding debt.

         The Company has no full time employees, relying upon employees of the bank for the limited services required by the Company. All compensation paid to officers and employees is paid by the Bank.

Item 12. Indemnification of Directors and Officers

         Article 8, Part 5 of the Georgia Business Corporation Code provides for indemnification of directors and officers of corporations. Under the provisions of O.C.G.A. Section 14-2-852, a director of the Company, to the extent successful in the defense of any proceeding or claim to which he is a party because he is a director of the Company, is entitled as a matter of right to indemnification against reasonable expenses, including attorneys' fees, incurred by him in connection therewith, unless the articles of incorporation of the Company should subsequently be amended to eliminate such rights. The Company is further authorized to indemnify any person who is made a party to a proceeding because he or she is a director against any liability incurred including the obligation to pay any judgment rendered against him or her if the director acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the corporation and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The authority of the Company to indemnify a director is not applicable in connection with any proceeding brought by or in the right of the corporation, or in connection with any other proceeding in which he or she is adjudged liable on the basis that personal benefit was improperly received by him. Indemnification in any action brought by or in the right of the corporation is limited in any event to reasonable expenses incurred in connection with the proceeding, and does not include the obligation to pay any judgment, settlement, penalty or fine.

     A determination that a director is entitled to indemnification must be made by the Board of Directors by majority vote of a quorum consisting of directors not at the time parties to the proceedings; if a quorum cannot be obtained then by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceedings; by special legal counsel; or by the shareholders of the corporation, excluding shares owned by or voted under the control of directors who are at the time parties to the proceeding. Unless the articles of incorporation of the Company are subsequently amended to provide otherwise, a director of the Company who is a party to a legal proceeding in that capacity may apply to the court for indemnification or advances for expenses if it determines (1) the director is entitled to mandatory indemnification under O.C.G.A. Section 14-2-852; (2) the director is fairly and reasonably entitled in view of all relevant circumstances to indemnification, even if he or she has not met the standard conduct set forth in O.C.G.A.
Section 14-2-851(a) or was adjudged liable as described in O.C.G.A.
Section 14-2-851(d), in which latter event, however, his or her indemnification is limited to reasonable expenses incurred, unless otherwise provided by articles of incorporation or bylaws or shareholder resolutions; or (3) in the case of advances for expenses, the director is entitled pursuant to the provisions of any articles of incorporation, bylaws, resolutions or agreement to payment or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceedings.

     An officer of the Company who is not a director is entitled to mandatory indemnification under O.C.G.A. Section 14-2-852 and is entitled to apply for court ordered indemnification in each case to the same extent as is a director of the Company. The Company may also indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its Board of Directors, or contract.

     The bylaws of the Company have provisions substantially similar to those provided by applicable Georgia law.

   Item 13. Financial Statements and Supplementary Data

   HENRY COUNTY BANCSHARES, INC.
         AND SUBSIDIARIES

    CONSOLIDATED FINANCIAL REPORT

         DECEMBER 31, 2001

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Henry County Bancshares, Inc.
Stockbridge, Georgia

                  We have audited the accompanying consolidated balance sheets of Henry County Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Henry County Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                   /s/ MAULDIN & JENKINS, LLC



Atlanta, Georgia
January 25, 2002

                          HENRY COUNTY BANCSHARES, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                      Assets                                     2001                    2000
                                      ------
                                                                       --------------------     -----------------
Cash and due from banks                                                $         26,204,385     $       8,434,125
Interest-bearing deposits in banks                                                4,932,444               144,334
Federal funds sold                                                               43,800,000            22,450,000
Securities available-for-sale                                                   100,508,622           122,281,979
Securities held-to-maturity, at cost (fair value 2001 $3,573,614;
  2000 $9,260,618)                                                                3,522,239             9,270,527
Restricted equity securities, at cost                                             1,081,000             1,081,000
Loans held for sale                                                               1,575,156             1,160,862

Loans                                                                           304,687,937           271,529,452
Less allowance for loan losses                                                    3,376,986             2,884,397
                                                                       --------------------     -----------------
      Loans, net                                                                301,310,951           268,645,055

Premises and equipment                                                            7,441,919             7,022,685
Other assets                                                                      5,808,370             5,528,889
                                                                       --------------------     -----------------

      Total assets                                                     $        496,185,086     $     446,019,456
                                                                       ====================     =================

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Deposits
  Noninterest-bearing                                                  $         65,786,028     $      59,831,909
  Interest-bearing                                                              370,877,924           327,301,015
                                                                       --------------------     -----------------
      Total deposits                                                            436,663,952           387,132,924
    Other borrowings                                                             15,691,630            20,202,400
    Other liabilities                                                             2,105,761             2,636,541
                                                                       --------------------     -----------------
      Total liabilities                                                         454,461,343           409,971,865
                                                                       --------------------     -----------------

Commitments and contingencies

Stockholders' equity
  Common stock, par value $2.50; 10,000,000 shares
   authorized; 7,237,065.60 and 3,640,313.60 issued                              18,092,664             9,100,784
  Capital surplus                                                                   739,560               739,560
  Retained earnings                                                              23,819,760            27,568,474
  Accumulated other comprehensive income (loss)                                     152,733              (457,607)
  Treasury stock                                                                 (1,080,974)             (903,620)
                                                                       --------------------     -----------------

      Total stockholders' equity                                                 41,723,743            36,047,591
                                                                       --------------------     -----------------

      Total liabilities and stockholders' equity                       $        496,185,086     $     446,019,456
                                                                       ====================     =================

See Notes to Consolidated Financial Statements.

                          HENRY COUNTY BANCSHARES, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                                                                     2001                  2000                1999
                                                              -------------------    -----------------    ----------------
Interest income
  Loans                                                        $       24,698,187     $     22,736,248     $    18,099,927
  Taxable securities                                                    6,339,896            7,155,841           6,593,681
  Nontaxable securities                                                   901,210            1,138,482           1,485,504
  Deposits in banks                                                         3,332               10,033               8,250
  Federal funds sold and securities purchased
     under agreements to resell                                         1,281,392            1,724,445           1,100,812
                                                              -------------------    -----------------    ----------------
        Total interest income                                          33,224,017           32,765,049          27,288,174
                                                              -------------------    -----------------    ----------------

Interest expense
  Deposits                                                             15,401,525           15,846,501          12,940,315
  Other borrowings                                                      1,105,027            1,314,610           1,311,401
                                                              -------------------    -----------------    ----------------
        Total interest expense                                         16,506,552           17,161,111          14,251,716
                                                              -------------------    -----------------    ----------------

        Net interest income                                            16,717,465           15,603,938          13,036,458
Provision for loan losses                                                 550,000              490,000             352,000
                                                              -------------------    -----------------    ----------------
        Net interest income after
           provision for loan losses                                   16,167,465           15,113,938          12,684,458
                                                               ------------------     ----------------     ---------------

Other income
  Service charges on deposit accounts                                   2,244,705            2,123,891           1,949,205
  Other service charges and fees                                          670,621              619,035             620,013
  Gain (loss) on sale of securities available-for-sale                   (100,445)                   -             108,196
  Gain on sale of premises and equipment                                        -                    -             222,153
  Mortgage banking income                                               1,828,653            1,010,316             958,105
                                                               ------------------     ----------------     ---------------
        Total other income                                              4,643,534            3,753,242           3,857,672
                                                               ------------------     ----------------     ---------------

Other expenses
  Salaries and employee benefits                                        5,580,792            5,083,795           4,512,135
  Equipment and occupancy expenses                                      1,307,616            1,307,304           1,316,851
  Other operating expenses                                              1,893,229            1,780,608           1,679,216
                                                               ------------------     ----------------     ---------------
        Total other expenses                                            8,781,637            8,171,707           7,508,202
                                                               ------------------     ----------------     ---------------

        Income before income taxes                                     12,029,362           10,695,473           9,033,928

Income tax expense                                                      4,056,272            3,507,568           2,807,725
                                                               ------------------     ----------------     ---------------

        Net income                                             $        7,973,090     $      7,187,905     $     6,226,203
                                                              ===================    =================    ================

Earnings per share                                             $             1.11     $           1.00     $          0.86
                                                              ===================    =================    ================

See Notes to Consolidated Financial Statements.

                          HENRY COUNTY BANCSHARES, INC.
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


                                                                                 2001           2000           1999
                                                                           --------------   ------------   ------------
Net income                                                                 $    7,973,090   $  7,187,905   $  6,226,203
                                                                           --------------   ------------   ------------

Other comprehensive income (loss):

    Unrealized gains (losses) on securities available-for-sale:

        Net unrealized holding gains (losses) arising during period, net of tax (benefits) of $280,267, $642,549 and $(958,591),
          respectively                                                            544,046      1,247,301     (1,860,796)

         Reclassification adjustment for (gains) losses realized
          in net income, net of tax (benefits) of $(34,151),
          $ - and $36,787, respectively                                            66,294              -        (71,409)
                                                                           --------------   ------------   ------------

Other comprehensive income (loss)                                                 610,340      1,247,301     (1,932,205)
                                                                           --------------   ------------   ------------

Comprehensive income                                                       $    8,583,430   $  8,435,206   $  4,293,998
                                                                           ==============   ============   ============


See Notes to Consolidated Financial Statements.

                          HENRY COUNTY BANCSHARES, INC.
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                     Common Stock               Capital          Retained
                                           --------------------------------
                                              Shares          Par Value         Surplus          Earnings
                                           --------------  ----------------   -------------   ---------------
Balance, December 31, 1998                  3,640,313.60   $      9,100,784   $    739,560    $    18,848,394
    Net income                                         -                  -              -          6,226,203
    Cash dividends declared,
        $.30 per share                                 -                  -              -         (2,174,280)

    Purchase of treasury stock                         -                  -              -                  -
    Other comprehensive loss                           -                  -              -                  -
                                           -------------   ----------------   ------------    ---------------
Balance, December 31, 1999                  3,640,313.60          9,100,784        739,560         22,900,317
    Net income                                         -                  -              -          7,187,905
    Cash dividends declared,
        $.35 per share                                 -                  -              -         (2,519,748)
    Purchase of treasury stock                         -                  -              -                  -
    Other comprehensive income                         -                  -              -                  -
                                           -------------   ----------------   ------------    ---------------
Balance, December 31, 2000                  3,640,313.60          9,100,784        739,560         27,568,474
    Net income                                         -                  -              -          7,973,090
    Two-for-one common stock split          3,596,752.00          8,991,880              -         (8,991,880)
    Cash dividends declared,
        $.38 per share                                 -                  -              -         (2,729,924)
    Purchase of treasury stock                         -                  -              -                  -
    Other comprehensive income                         -                  -              -                  -
                                           -------------   ----------------   ------------    ---------------
Balance, December 31, 2001                  7,237,065.60   $     18,092,664   $    739,560    $    23,819,760
                                           =============   ================   ============    ===============


                                               Accumulated
                                                  Other                                               Total
                                              Comprehensive             Treasury Stock            Stockholders'
                                                                 ------------------------------
                                              Income (Loss)        Shares           Cost              Equity
                                           -------------------   -----------   ----------------  -----------------
Balance, December 31, 1998                 $           227,297     16,513.60   $      (185,310)  $     28,730,725
    Net income                                               -             -                 -          6,226,203
    Cash dividends declared,
        $.30 per share                                       -             -                 -         (2,174,280)
    Purchase of treasury stock                               -      2,500.00           (62,500)           (62,500)
    Other comprehensive loss                        (1,932,205)            -                 -         (1,932,205)
                                           -------------------   -----------   ---------------   ----------------
Balance, December 31, 1999                          (1,704,908)    19,013.60          (247,810)        30,787,943
    Net income                                               -             -                 -          7,187,905
    Cash dividends declared,
        $.35 per share                                       -             -                 -         (2,519,748)
    Purchase of treasury stock                               -     24,548.00          (655,810)          (655,810)
    Other comprehensive income                       1,247,301             -                 -          1,247,301
                                           -------------------   -----------   ---------------   ----------------
Balance, December 31, 2000                            (457,607)    43,561.60          (903,620)        36,047,591
    Net income                                               -             -                 -          7,973,090
    Two-for-one common stock split                           -                               -                  -
    Cash dividends declared,
        $.38 per share                                       -             -                 -         (2,729,924)
    Purchase of treasury stock                               -     12,024.00          (177,354)          (177,354)
    Other comprehensive income                         610,340             -                 -            610,340
                                           -------------------   -----------   ---------------   ----------------
Balance, December 31, 2001                 $           152,733     55,585.60   $    (1,080,974)  $     41,723,743
                                           ===================   ===========   ===============   ================

See Notes to Consolidated Financial Statements.

                          HENRY COUNTY BANCSHARES, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                         2001              2000             1999
                                                                    --------------    -------------    -------------
OPERATING ACTIVITIES
    Net income                                                      $    7,973,090    $   7,187,905    $   6,226,203
    Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation                                                       535,646          553,069          563,453
        Provision for loan losses                                          550,000          490,000          352,000
        Deferred income taxes                                             (265,707)        (193,459)        (122,466)
        (Gain) loss on sale of securities available-for-sale               100,445                -         (108,196)
        Gain on sale of premises and equipment                                   -                -         (222,153)
        Net (increase) decrease in loans held for sale                    (414,294)        (770,205)       2,100,437
        (Increase) decrease  in interest receivable                      1,059,098       (1,038,084)        (181,612)
        Increase (decrease) in interest payable                           (185,818)         238,213          (19,274)
        Net other operating activities                                    (367,420)         488,177          127,717
                                                                    ---------------   --------------   --------------
                  Net cash provided by operating activities              8,985,040        6,955,616        8,716,109
                                                                    ---------------   --------------   --------------

INVESTING ACTIVITIES
    Purchases of securities available-for-sale                         (68,469,392)     (18,407,273)    (159,509,910)
    Proceeds from sales of securities available-for-sale                 8,552,785                -        9,517,432
    Proceeds from maturities of securities available-for-sale           82,514,277       18,347,999      144,911,554
    Purchases of securities held-to-maturity                                     -                -         (270,000)
    Proceeds from maturities of securities held-to-maturity              5,748,288        6,547,523        9,303,454
    Proceeds from redemption of restricted equity securities                     -                -          413,100
    Net (increase) decrease  in federal funds sold
        and securities purchased under agreements to resell            (21,350,000)       9,180,000      (25,740,000)
    Net (increase) decrease in interest-bearing deposits in banks       (4,788,110)          11,695          (59,266)
    Net increase in loans                                              (33,980,728)     (50,189,150)     (38,247,846)
    Proceeds from sale of premises and equipment                                 -                -          677,566
    Purchase of premises and equipment                                    (954,880)        (970,642)        (772,974)
    Net other investing activities                                        (600,000)               -                -
                                                                    ---------------   --------------   --------------
                  Net cash used in investing activities                (33,327,760)     (35,479,848)     (59,776,890)
                                                                    ---------------   --------------   --------------

FINANCING ACTIVITIES
    Net increase in deposits                                            49,531,028       20,582,757       57,877,034
    Net proceeds from (repayments of) other borrowings                  (4,510,770)      (1,956,426)         389,273
    Dividends paid                                                      (2,729,924)      (2,519,748)      (2,174,280)
    Purchase of treasury stock                                            (177,354)        (655,810)         (62,500)
                                                                    ---------------   --------------   --------------
                  Net cash provided by financing activities             42,112,980       15,450,773       56,029,527
                                                                    ---------------   --------------   --------------

Net increase (decrease) in cash and due from banks                      17,770,260      (13,073,459)       4,968,746

Cash and due from banks at beginning  of year                            8,434,125       21,507,584       16,538,838
                                                                    ---------------   --------------   --------------
Cash and due from banks at end of year                              $   26,204,385    $   8,434,125    $  21,507,584
                                                                    ===============   ==============   ==============

SUPPLEMENTAL DISCLOSURES Cash paid for:
        Interest                                                    $   16,692,370    $  16,922,898    $  14,270,990
        Income taxes                                                $    4,378,028    $   3,612,837    $   2,889,393

See Notes to Consolidated Financial Statements.

                          HENRY COUNTY BANCSHARES, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Nature of Business

                     Henry County Bancshares, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned subsidiaries, The First State Bank, (the "Bank") and First Metro Mortgage Co. ("First Metro"). The Bank is a commercial bank located in Stockbridge, Henry County, Georgia with four other branches located in Henry County. The Bank provides a full range of banking services in its primary market area of Henry County and surrounding counties. First Metro is also located in Stockbridge and provides mortgage loan origination services in the same primary market area as the Bank.

                  Basis of Presentation

                     The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and balances are eliminated in consolidation.

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, and deferred taxes.

                  Cash, Due From Banks and Cash Flows

                     For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits in banks, deposits and other borrowings are reported net.

                     The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

                  Securities

                     Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Equity securities without a readily determinable fair value are classified as available-for-sale and recorded at cost.

                     Interest and dividends, amortization of premiums and accretion of discounts are recognized in interest income. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Loans Held for Sale

          Loans held for sale consist of mortgage loans and are carried at the lower of aggregate cost or fair value. These loans are sold to investors who purchase the loans with "locked in" interest rates agreed to by the investors and the Company prior to funding, thereby reducing the Company's exposure to interest rate risk.

       Loans

          Loans are reported at their unpaid outstanding principal balances less the allowance for loan losses. Interest income is accrued on the unpaid balance.

          Loan origination fees and certain direct costs are netted and recognized in income over the life of the loans.

          The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loan is returned to accrual status.

          The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

          The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

          A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Premises and Equipment

               Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

          Other Real Estate Owned

               Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The carrying amount of other real estate owned at December 31, 2001 and 2000 was $764,832 and $5,206, respectively.

          Transfers of Financial Assets

               Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

          Income Taxes

               Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

          Earnings Per Share

               Earnings per share are computed by dividing net income by the weighted average number of shares outstanding.

          Comprehensive Income

               Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

          Reclassifications

               Certain items of income and expense on the consolidated statement of income for the years ended December 31, 2000 and 1999 have been reclassified, with no effect on net income, to be consistent with the classifications adopted for the year ended December 31, 2001.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.   SECURITIES

   The amortized cost and fair value of securities are summarized as follows:

                                                                   Gross             Gross
                                                  Amortized      Unrealized       Unrealized          Fair
                                                     Cost           Gains            Losses           Value
                                                -------------   -------------    -------------    -------------
          Securities Available-for-Sale
             December 31, 2001:
             U. S. Government and agency
                securities                      $  34,512,512   $     470,699    $     (21,951)   $  34,961,260
             State and municipal securities        19,565,377         140,554         (135,097)      19,570,834
             Mortgage-backed securities            45,865,846          92,892         (315,883)      45,642,855
             Equity securities                        333,473             200                -          333,673
                                                -------------   -------------    -------------    -------------
                                                $ 100,277,208   $     704,345    $    (472,931)   $ 100,508,622
                                                =============   =============    =============    =============

             December 31, 2000:
             U. S. Government and agency
                securities                      $  62,774,258   $     374,325    $    (151,243)   $  62,997,340
             State and municipal securities        18,081,310           9,959          (57,077)      18,034,192
             Mortgage-backed securities            41,636,282          95,165         (964,473)      40,766,974
             Equity securities                        483,473               -                -          483,473
                                                -------------   -------------    -------------    -------------
                                                $ 122,975,323   $     479,449    $  (1,172,793)   $ 122,281,979
                                                =============   =============    =============    =============

          Securities Held-to-Maturity
             December 31, 2001:
             State and municipal securities     $   2,880,105   $      38,658     $          -    $   2,918,763

             Mortgage-backed securities               642,134          12,717                -          654,851
                                                -------------   -------------    -------------    -------------
                                                $   3,522,239   $      51,375     $          -    $   3,573,614
                                                =============   =============    =============    =============

             December 31, 2000:
             State and municipal securities     $   5,358,745   $      25,104    $        (728)   $   5,383,121

             Mortgage-backed securities             3,911,782           5,345          (39,630)       3,877,497
                                                -------------   -------------    -------------    -------------

                                                $   9,270,527   $      30,449    $     (40,358)   $   9,260,618
                                                =============   =============    =============    =============


   Restricted equity securities at December 31, 2001 and 2000 consist of the Company's investment in The Federal Home Loan Bank.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Securities with a carrying value of $92,880,000 and $84,057,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

          Gains and losses on sales of securities available-for-sale consist of the following:

                                                        Years Ended December 31,
                                                 ---------------------------------------
                                                     2001          2000          1999
                                                 ------------   -----------  -----------
          Gross gains                            $      1,233   $         -  $   108,196

          Gross losses                               (101,678)            -            -
                                                 ------------   -----------  -----------
          Net realized gains (losses)            $   (100,445)  $         -  $   108,196
                                                 ============   ===========  ===========

          The amortized cost and fair value of debt securities as of December 31, 2001 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

                                                Securities Available-for-Sale       Securities Held-to-Maturity
                                              ---------------------------------    -----------------------------
                                                 Amortized            Fair           Amortized          Fair
                                                   Cost              Value              Cost            Value
                                              --------------    ---------------    ------------    -------------
           Due in one year or less            $   12,715,823    $    12,924,640    $  2,240,105    $   2,260,739

           Due from one to five years             29,810,124         30,021,878         335,000          342,632
           Due from five to ten years              9,130,040          9,197,315         305,000          315,392
           Due after ten years                     2,421,902          2,388,261               -                -
           Mortgage-backed securities             45,865,846         45,642,855         642,134          654,851
                                              --------------    ---------------    ------------    -------------
                                              $   99,943,735    $   100,174,949    $  3,522,239    $   3,573,614
                                              ==============    ===============    ============    =============

NOTE 3.   LOANS

          The composition of loans is summarized as follows:

                                                                                     December 31,
                                                                         ------------------------------------
                                                                               2001                 2000
                                                                         ---------------      ---------------
          Commercial, financial, and agricultural                        $    51,486,000      $    48,683,000

          Real estate - construction                                          71,955,000           60,345,000
          Real estate - mortgage                                             159,276,000          140,049,000
          Consumer installment and other                                      21,970,937           22,452,452
                                                                         ---------------      ---------------
                                                                             304,687,937          271,529,452
          Allowance for loan losses                                           (3,376,986)          (2,884,397)
                                                                         ---------------      ---------------
          Loans, net                                                     $   301,310,951      $   268,645,055
                                                                         ===============      ===============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Changes in the allowance for loan losses are as follows:

                                                                       Years Ended December 31,
                                                          ---------------------------------------------------
                                                              2001              2000              1999
                                                          --------------   ---------------   ----------------
        Balance, beginning of year                        $    2,884,397   $     2,452,692   $      2,186,883

          Provision for loan losses                              550,000           490,000            352,000
          Loans charged off                                      (83,451)         (118,451)          (109,473)
          Recoveries of loans previously charged off              26,040            60,156             23,282
                                                          --------------   ---------------   ----------------
        Balance, end of year                              $    3,376,986   $     2,884,397   $      2,452,692
                                                          ==============   ===============   ================

        The total recorded investment in impaired loans was $304,269 and $262,413 at December 31, 2001 and 2000, respectively. There were no impaired loans that had related allowances for loan losses determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, at December 31, 2001 and 2000. The average recorded investment in impaired loans for 2001 and 2000 was $582,105 and $212,501, respectively. Interest income recognized on impaired loans for cash payments received was not material for the years ended 2001, 2000 and 1999.

        In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2001 are as follows:

        Balance, beginning of year                 $      205,887

          Advances                                        669,426
          Repayments                                     (227,303)
                                                   --------------
        Balance, end of year                       $      648,010
                                                   ==============

NOTE 4.  PREMISES AND EQUIPMENT

        Premises and equipment are summarized as follows:

                                                                                      December 31,
                                                                         -------------------------------------
                                                                               2001                 2000
                                                                         ----------------    -----------------
        Land                                                             $      1,852,206    $       1,587,987

        Buildings                                                               6,386,108            6,382,178
        Equipment                                                               2,733,062            2,893,536
        Construction in progress, estimated cost
           to complete $650,000                                                   599,995                    -
                                                                         ----------------    -----------------
                                                                               11,571,371           10,863,701
        Accumulated depreciation                                               (4,129,452)          (3,841,016)
                                                                         ----------------    -----------------
                                                                         $      7,441,919    $       7,022,685
                                                                         ================    =================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.  DEPOSITS

         The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $55,750,575 and $47,455,068,
         respectively. The scheduled maturities of time deposits at December 31, 2001 are as follows:

          2002                                  $    150,050,050
          2003                                        21,249,336
          2004                                        10,513,039
          2005                                        13,380,163
          2006                                         6,836,693
                                                ----------------
                                                $    202,029,281
                                                ================

         The Company had deposits from one public depositor totaling $61,214,453 at December 31, 2001.

NOTE 6.  OTHER BORROWINGS

         Other borrowings consist of the following:

                                                                                            December 31,
                                                                                -----------------------------------
                                                                                      2001               2000
                                                                                ---------------    ----------------
         Advance from Federal Home Loan Bank with interest
              at 5.24%, due March 30, 2009.                                     $     5,000,000    $      5,000,000
         Advance from Federal Home Loan Bank with interest at
              5.51%, due March 26, 2008.                                              5,000,000           5,000,000
         Advance from Federal Home Loan Bank with interest
              at 6.54%, due December 20, 2001.                                                -           5,000,000
         Treasury, tax, and loan note option account, with interest at
              .25% less than the federal funds rate, due on demand.                     691,630             202,400
         Securities sold under agreements to repurchase                               5,000,000           5,000,000
                                                                                ---------------    ----------------
                                                                                $    15,691,630    $     20,202,400
                                                                                ===============    ================

         The Company's advances from the Federal Home Loan Bank are collateralized by a blanket floating lien on qualifying first mortgage loans and pledging of the Company's stock in the Federal Home Loan Bank of Atlanta.

         Securities sold under agreements to repurchase, which are secured borrowings, generally mature within thirty days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.   EMPLOYEE BENEFIT PLANS

          The Company has a noncontributory profit-sharing plan and a 401(k) retirement plan covering substantially all employees. Contributions to the plans charged to expense during 2001, 2000 and 1999 amounted to $320,809, $285,446, and $259,861, respectively.

          The Company also has deferred compensation agreements with certain key officers. Amounts charged to expense under these agreements totaled $59,290, $69,447, and $55,513 for the years ended December 31, 2001,
          2000 and 1999, respectively.

NOTE 8.   INCOME TAXES
Income tax expense consists of the following:

                                                                 Years Ended December 31,
                                                   ----------------------------------------------------
                                                       2001                2000                1999
                                                   ------------        ------------       -------------
           Current                                 $  4,321,979        $  3,701,027       $   2,930,191
           Deferred                                    (265,707)           (193,459)           (122,466)
                                                   ------------        ------------       -------------
                Income tax expense                 $  4,056,272        $  3,507,568       $   2,807,725
                                                   ============        ============       =============

          The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                                                       Years Ended December 31,
                                             ------------------------------------------------------------------------------
                                                       2001                      2000                       1999
                                             ----------------------    ---------------------------    ---------------------
                                                Amount     Percent        Amount          Percent        Amount     Percent
                                             -----------  ---------     -----------     ----------    -----------   -------
          Income taxes at statutory rate     $ 4,210,277         35%    $ 3,636,461            34%    $ 3,071,536        34%
             Tax-exempt interest                (264,575)        (2)       (314,262)           (3)       (418,162)       (5)
             State income taxes                  239,201          2         192,923             2         169,928         2
             Surtax exemption                   (100,000)        (1)              -             -               -         -
             Other items, net                    (28,631)         -          (7,554)            -         (15,577)        -
                                             -----------  ---------     -----------     ---------     -----------   -------
          Income tax expense                 $ 4,056,272         34%    $ 3,507,568            33%    $ 2,807,725        31%
                                             ===========  =========     ===========     =========     ===========   =======

          The components of deferred income taxes are as follows:

                                                               December 31,
                                                    ------------------------------
                                                       2001                2000
                                                    ----------          ----------
          Deferred tax assets:
            Loan loss reserves                      $1,189,009          $  974,120
            Deferred compensation                      156,978             130,774
            Securities available-for-sale                    -             235,737
                                                    ----------          ----------
                                                     1,345,987           1,340,631
                                                    ----------          ----------

          Deferred tax liabilities:
            Depreciation                                32,830              57,444
            Securities available-for-sale               78,681                   -
                                                    ----------          ----------
                                                       111,511              57,444
                                                    ----------          ----------
          Net deferred tax assets                   $1,234,476          $1,283,187
                                                    ==========          ==========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.   COMMITMENTS AND CONTINGENCIES

          The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

          The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

                                                                       December 31,
                                                            ----------------------------------
                                                                  2001               2000
                                                            ---------------     --------------

          Commitments to extend credit                      $    48,122,000     $   52,304,000
          Standby letters of credit                               2,402,157          1,554,543
                                                            ---------------     --------------
                                                            $    50,524,157     $   53,858,543
                                                            ===============     ==============

          Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

          Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

          In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 10.  CONCENTRATIONS OF CREDIT

          The Company originates primarily commercial, residential, and consumer loans to customers in Henry County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

          Seventy-six percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the loan portfolio and recovery of other real estate owned are susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

          The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $8,000,000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  REGULATORY MATTERS

          The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2001, approximately $3,913,000 of retained earnings were available for dividend declaration without regulatory approval.

          The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

          Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001 and 2000, the Company and the Bank met all capital adequacy requirements to which they are subject.

          As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

          The Company and Bank's actual capital amounts and ratios are presented in the following table.

                                                                                            To Be Well
                                                                     For Capital         Capitalized Under
                                                                      Adequacy          Prompt Corrective
                                                Actual                Purposes          Action Provisions
                                         --------------------   -----------------     --------------------
                                          Amount       Ratio     Amount    Ratio       Amount       Ratio
                                         --------     -------   --------  -------     ---------    -------
                                                              (Dollars in Thousands)
                                         -----------------------------------------------------------------
          As of December 31, 2001:
             Total Capital to Risk
               Weighted Assets:
               Consolidated              $ 44,948      12.81%   $ 28,073     8.00%          N/A        N/A

               Bank                      $ 44,050      12.56%   $ 28,054     8.00%     $ 35,067      10.00%

             Tier I Capital to Risk
               Weighted Assets:
               Consolidated              $ 41,571      11.85%   $ 14,036     4.00%          N/A        N/A

               Bank                      $ 40,673      11.60%   $ 14,027     4.00%     $ 21,040       6.00%

             Tier I Capital to
               Average Assets:
               Consolidated              $ 41,571       8.65%   $ 19,220     4.00%          N/A        N/A

               Bank                      $ 40,673       8.47%   $ 19,209     4.00%     $ 24,011       5.00%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11. REGULATORY MATTERS (Continued)

                                                                                                To Be Well
                                                                       For Capital           Capitalized Under
                                                                         Adequacy            Prompt Corrective
                                                 Actual                  Purposes            Action Provisions
                                         -----------------------   ---------------------   ----------------------
                                           Amount       Ratio       Amount       Ratio       Amount      Ratio
                                         -----------  ----------   ----------   --------   ----------- ----------
                                                                 (Dollars in Thousands)
                                         ------------------------------------------------------------------------
          As of December 31, 2000:
             Total Capital to Risk
                Weighted Assets:
               Consolidated               $   39,389      13.35%    $   23,605    8.00%           N/A        N/A

               Bank                       $   38,737      13.14%    $   23,589    8.00%     $  29,486     10.00%

             Tier I Capital to Risk
                Weighted Assets:
               Consolidated               $   36,505      12.37%    $   11,803    4.00%           N/A        N/A

               Bank                       $   35,853      12.16%    $   11,795    4.00%     $  1,7692      6.00%

             Tier I Capital to
                Average Assets:
               Consolidated               $   36,505       8.13%    $   17,958    4.00%           N/A        N/A

               Bank                       $   35,853       7.99%    $   17,949    4.00%     $  22,437      5.00%

NOTE 12.  FAIR VALUE OF FINANCIAL INSTRUMENTS
          The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

          Cash, Due From Banks, Interest-bearing Deposits in Banks and Federal Funds Sold:

             The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair values.

          Securities:

             Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

          Loans and Loans Held For Sale:

               For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. The carrying amount of loans held for sale approximate fair value.

          Deposits:

               The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Other Borrowings:

               The carrying amount of other borrowings approximate their fair values.

          Accrued Interest:

               The carrying amounts of accrued interest approximate their fair values.

          Off-Balance Sheet Instruments:

               Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

               The estimated fair values and carrying amounts of the Company's financial instruments were as follows:

                                                         December 31, 2001                  December 31, 2000
                                                  --------------------------------   --------------------------------
                                                     Carrying            Fair            Carrying           Fair
                                                      Amount            Value             Amount           Value
                                                  --------------   ---------------   ---------------  ---------------
            Financial assets:
              Cash and due from banks, interest-
                bearing deposits in banks and
                federal funds sold                $  74,936,829    $   74,936,829    $   31,028,459   $   31,028,459

              Securities available-for-sale         100,508,622       100,508,622       122,281,979      122,281,979
              Securities held-to-maturity             3,522,239         3,573,614         9,270,527        9,260,618
              Restricted equity securities            1,081,000         1,081,000         1,081,000        1,081,000
              Loans held for sale                     1,575,156         1,575,156         1,160,862        1,160,862
              Loans                                 301,310,951       309,613,195       268,645,055      269,703,786
              Accrued interest receivable             3,124,431         3,124,431         4,183,529        4,183,529

            Financial liabilities:
              Deposits                              436,663,952       443,734,672       387,132,924      386,011,523
              Other borrowings                       15,691,630        15,691,630        20,202,400       20,202,400
              Accrued interest payable                1,592,477         1,592,477         1,778,295        1,778,295

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. SUPPLEMENTAL SEGMENT INFORMATION

           The Company has two reportable segments: commercial banking and mortgage loan origination. The commercial banking segment provides traditional banking services offered through the Bank. The mortgage loan origination segment provides mortgage loan origination services offered through First Metro.

           The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

           The Company accounts for intersegment revenues and expenses as if the revenue/expense transactions were to third parties, that is, at current market prices.

           The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment has different types and levels of credit and interest rate risk.

                                                                                       INDUSTRY SEGMENTS
                                                            ------------------------------------------------------------------------
                                                              Commercial                       All
               For the Year Ended December 31, 2001            Banking        Mortgage       Other       Eliminations       Total
               -------------------------------------        --------------  -------------  -----------  --------------  ------------
               Interest income                              $  33,413,872   $     9,515    $       -    $   (199,370)    $33,224,017
               Interest expense                                16,515,616       190,306            -        (199,370)     16,506,552
               Net interest income (expense)                   16,898,256      (180,791)           -               -      16,717,465
               Intersegment net interest income (expense)         180,340      (180,340)           -               -               -
               Other revenue from external sources              2,814,881     1,828,653            -               -       4,643,534
               Intersegment other revenues                         43,000       (55,000)      12,000               -               -
               Depreciation                                       522,777         3,437        9,432               -         535,646
               Provision for loan losses                          550,000             -            -               -         550,000
               Segment profit                                  11,792,651       347,560     (110,849)              -      12,029,362
               Segment assets                                 495,983,128     2,364,647      301,848      (2,464,537)    496,185,086
               Expenditures for premises and equipment            954,880             -            -               -         954,880

                                                                                        INDUSTRY SEGMENTS
                                                            ------------------------------------------------------------------------
                                                             Commercial                       All
               For the Year Ended December 31, 2000            Banking        Mortgage       Other       Eliminations      Total
               -------------------------------------        --------------  -------------  -----------  --------------  ------------
               Interest income                              $  32,883,611   $     9,976    $       -     $  (128,538)    $32,765,049
               Interest expense                                17,171,086       118,563            -        (128,538)     17,161,111
               Net interest income (expense)                   15,712,525      (108,587)           -               -      15,603,938
               Intersegment net interest income (expense)         108,587      (108,587)           -               -               -
               Other revenue from external sources              2,742,926     1,010,316            -               -       3,753,242
               Intersegment other revenues                         43,000       (55,000)      12,000               -               -
               Depreciation                                       536,437         6,024       10,608               -         553,069
               Provision for loan losses                          490,000             -            -               -         490,000
               Segment profit                                  10,786,977         6,935      (98,439)              -      10,695,473
               Segment assets                                 445,804,630     1,592,923      269,821      (1,647,918)    446,019,456
               Expenditures for premises and                      969,465         1,177            -               -         970,642
               equipment

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                   INDUSTRY SEGMENTS
                                                          -------------------------------------------------------------------------
                                                            Commercial                      All
                 For the Year Ended December 31, 1999        Banking       Mortgage        Other       Eliminations      Total
                 ------------------------------------     --------------  ------------  ------------  --------------  -------------
                 Interest income                          $  27,398,179   $   11,922    $        -     $  (121,927)   $  27,288,174
                 Interest expense                            14,263,637      110,006             -        (121,927)      14,251,716
                 Net interest income (expense)               13,134,542      (98,084)            -               -       13,036,458
                 Intersegment net interest income (expense)      98,084      (98,084)            -               -                -
                 Other revenue from external sources          2,666,214      958,105       233,353               -        3,857,672
                 Intersegment other revenues                     43,000      (51,000)        8,000               -                -
                 Depreciation                                   543,416        7,929        12,108               -          563,453
                 Provision for loan losses                      352,000            -             -               -          352,000
                 Segment profit                               8,780,268       39,364       214,296               -        9,033,928
                 Segment assets                             421,208,440      820,512       245,730       ( 835,961)     421,438,721
                 Expenditures for premises and equipment        761,739       11,235             -               -          772,974


NOTE 14. STOCK DIVIDEND

                  On January 11, 2001, the Company declared a two-for-one common stock split in the form of a dividend payable to stockholders of record on January 11, 2001. An amount equal to the par value of common shares declared was transferred from retained earnings to common stock. Earnings per share and all per share amounts for the years ended December 31, 2000 and 1999 have been retroactively adjusted for the increased number of shares of common stock.

NOTE 15. PARENT COMPANY FINANCIAL INFORMATION

                  The following information presents the condensed balance sheets, statements of income, and cash flows for Henry County Bancshares, Inc.

                            CONDENSED BALANCE SHEETS

                                                                                                    December 31,
                                                                                          ----------------------------------
                                                                                                2001               2000
                                                                                          ---------------    ---------------
                      Assets
                         Cash                                                             $       61,557     $       25,829

                         Investment in subsidiaries                                           41,421,895         35,777,770
                         Premises and equipment                                                  197,415            206,846
                         Other assets                                                             42,876             37,146
                                                                                          ---------------    ---------------

                            Total assets                                                  $   41,723,743     $   36,047,591
                                                                                          ===============    ===============


                      Stockholders' equity                                                $   41,723,743     $   36,047,591
                                                                                          ===============    ===============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         CONDENSED STATEMENTS OF INCOME

                                                                                      Years Ended December 31,
                                                                             -----------------------------------------
                                                                                2001           2000            1999
                                                                             -----------    -----------    -----------
                 Income
                    Dividends from bank subsidiary                           $ 3,007,278    $ 3,261,808    $ 1,625,662
                    Gain on sale of premises and equipment                            --             --        222,153
                    Rental from mortgage subsidiary                               12,000         12,000          8,000
                    Other rental income                                               --             --         11,200
                                                                             -----------    -----------    -----------
                                                                               3,019,278      3,273,808      1,867,015
                                                                             -----------    -----------    -----------
                 Expense
                    Salaries and employee benefits                               104,218         86,848             --
                    Depreciation                                                   9,43l         10,608         12,108
                    Other expenses                                                 9,200         12,983         14,949
                                                                             -----------    -----------    -----------
                       Total expenses                                            122,849        110,439         27,057
                                                                             -----------    -----------    -----------

                       Income before income tax expense (benefits) and
                         equity in undistributed income of subsidiaries        2,896,429      3,163,369      1,839,958

                 Income tax expense (benefits)                                   (42,876)       (37,146)        80,865
                                                                             -----------    -----------    -----------

                       Income before undistributed
                         income of subsidiaries                                2,939,305      3,200,515      1,759,093

                 Equity in undistributed income of subsidiaries                5,033,785      3,987,390      4,467,110
                                                                             -----------    -----------    -----------

                       Net income                                            $ 7,973,090    $ 7,187,905    $ 6,226,203
                                                                             ===========    ===========    ===========

                 HENRY COUNTY BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 2002 AND DECEMBER 31, 2001
                                  (Unaudited)

                       Assets                                       2002                2001
                       ------
Cash and due from banks                                        $   25,364,829      $   26,204,385
Interest bearing deposits in banks                                  4,282,782           4,932,444
Federal Funds sold                                                          -          43,800,000
Securities available-for-sale, at fair value                       94,030,180         100,508,622
Securities held-to-maturity, at cost, (fair value                   2,470,529           3,522,239
       2002 $2,516,000; 2001 $3,574,000)

Restricted equity securities, at cost                               1,081,000           1,081,000
Loans held for sale                                                   522,298           1,575,156

Loans                                                             324,035,869         304,687,937
Less allowance for loan losses                                      3,527,703           3,376,986
                                                               ---------------     ---------------
       Loans, net                                                 320,508,166         301,310,951

Premises and equipment                                              7,876,218           7,441,919
Other assets                                                        5,320,973           5,808,370
                                                               ---------------     ---------------

       Total assets                                            $  461,456,975      $  496,185,086
                                                               ===============     ===============


            Liabilities and Stockholders' Equity
            ------------------------------------

Deposits
   Noninterest-bearing                                         $   71,447,907      $   65,786,028
   Interest-bearing                                               325,632,355         370,877,924
                                                               ---------------     ---------------
       Total deposits                                             397,080,262         436,663,952
Other borrowings                                                   18,809,840          15,691,630
Other liabilities                                                   3,140,669           2,105,761
                                                               ---------------     ---------------
       Total liabilities                                          419,030,771         454,461,343
                                                               ---------------     ---------------

Commitments and contingencies

Stockholders' equity
   Common stock, par value $2.50; 10,000,000 shares
    authorized; 7,237,065.6 shares issued                          18,092,664          18,092,664
   Capital surplus                                                    739,560             739,560
   Retained earnings                                               24,988,222          23,819,760
   Accumulated other comprehensive income (loss)                         (826)            152,733
   Treasury stock                                                  (1,393,416)         (1,080,974)
                                                               ---------------     ---------------
       Total stockholders' equity                                  42,426,204          41,723,743
                                                               ---------------     ---------------

       Total liabilities and stockholders' equity              $  461,456,975      $  496,185,086
                                                               ===============     ===============

                 HENRY COUNTY BANCSHARES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                   THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                                  (Unaudited)

                                                      2002             2001
                                                 --------------   --------------

Interest income
   Loans                                         $   5,661,452    $   6,449,542
   Taxable securities                                1,081,480        1,908,722
   Nontaxable securities                               199,461          222,322
   Deposits in banks                                    36,031              801
   Federal funds sold                                   78,281          329,485
                                                 --------------   --------------
       Total interest income                         7,056,705        8,910,872
                                                 --------------   --------------

Interest expense
   Deposits                                          2,776,845        4,336,241
   Other borrowings                                    260,021          302,257
                                                 --------------   --------------
       Total interest expense                        3,036,866        4,638,498
                                                 --------------   --------------

       Net interest income                           4,019,839        4,272,374
Provision for loan losses                              150,000          150,000
                                                 --------------   --------------
       Net interest income after provision
       for loan losses                               3,869,839        4,122,374
                                                 --------------   --------------

Other operating income
   Service charges on deposit accounts                 476,259          552,073
   Other service charges and fees                      151,701          145,117
   Mortgage banking income                             456,837          356,106
                                                 --------------   --------------
        Total other income                           1,084,797        1,053,296
                                                 --------------   --------------

Other expenses
   Salaries and employee benefits                    1,387,428        1,370,514
   Occupancy and equipment expenses                    341,133          311,244
   Other operating expenses                            472,817          451,802
                                                 --------------   --------------
       Total other expenses                          2,201,378        2,133,560
                                                 --------------   --------------

       Income before income taxes                    2,753,358        3,042,110

Income tax expense                                   1,011,916        1,055,314
                                                 --------------   --------------

       Net income                                    1,741,342        1,986,796
                                                 --------------   --------------

Other comprehensive income:
   Unrealized gains (losses) on securities
    available-for-sale, net of tax                    (153,559)         785,210
                                                 --------------   --------------

Comprehensive income                             $   1,587,783    $   2,772,006
                                                 ==============   ==============


Earnings per share                               $        0.24    $        0.28
                                                 ==============   ==============

Cash dividends per share                         $        0.08    $        0.08
                                                 ==============   ==============

                 HENRY COUNTY BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                                  (Unaudited)

                                                          2002          2001
                                                      -----------   ------------

OPERATING ACTIVITIES
  Net Income                                          $ 1,741,342   $ 1,986,796
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation                                          142,167       142,445
    Net (increase) decrease in loans held for sale      1,052,858      (512,130)
    Provision for loan losses                             150,000       150,000
    Increase in interest receivable                       (33,454)     (262,454)
    Increase (decrease) in interest payable              (138,546)       43,930
    Net other operating activities                      1,773,411       814,989
                                                      ------------  ------------

        Net cash provided by operating activities       4,687,778     2,363,576
                                                      ------------  ------------

INVESTING ACTIVITIES
  Purchases of securities available-for-sale          (11,271,890)  (13,013,199)
  Proceeds from maturities of securities available-
  for sale                                             17,517,666     8,976,872
  Proceeds from maturities of securities
  held-to-maturity                                      1,051,710     5,110,151
  Net (increase) decrease in federal funds sold        43,800,000    (6,970,000)
  Net decrease in interest-bearing deposits in banks      649,662         2,893
  Net increase in loans                               (19,347,215)   (9,943,442)
  Purchase of premises and equipment                     (576,466)      (17,055)
                                                      ------------  ------------
        Net cash provided by (used in) investing
          activities                                   31,823,467   (15,853,775)
                                                      -----------   ------------

FINANCING ACTIVITIES
  Net increase (decrease) in deposits                 (39,583,690)   19,987,952
  Net proceeds from other borrowings                    3,118,210       307,784
  Dividends paid                                         (572,879)     (575,479)
  Purchase of treasury stock                             (312,442)            -
                                                      ------------  ------------
        Net cash provided by (used in) financing
          activities                                  (37,350,801)   19,720,257
                                                      ------------  ------------

Net increase (decrease) in cash and due from banks       (839,556)    6,230,058

Cash and due from banks, beginning of period           26,204,385     8,434,125

Cash and due from banks, end of period                $25,364,829   $14,664,183

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid for:
     Interest                                         $ 3,175,412   $ 4,594,548

     Income taxes                                     $    92,164   $   155,028

                 HENRY COUNTY BANCSHARES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

NOTE 1.   BASIS OF PRESENTATION

          The consolidated financial information for Henry County Bancshares, Inc. (the "Company") included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim period.

          The results of operations for the three month period ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

NOTE 2.   SUPPLEMENTAL SEGMENT INFORMATION

          The Company has two reportable segments: commercial banking and mortgage loan origination. The commercial banking segment provides traditional banking services offered through the Bank. The mortgage loan origination segment provides mortgage origination services offered through First Metro.

          The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

          The Company accounts for intersegment revenues and expenses as if the revenue/expense transactions were third parties, that is, at current market prices.

          The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment has different types and levels of credit and interest rate risk.

                                                                                   INDUSTRY SEGMENTS
                                                  --------------------------------------------------------------------------------
     For the Three Months Ended                      Commercial                           All
     March 31, 2002                                   Banking           Mortgage         Other     Eliminations         Total
     -------------------------------------------- --------------       ----------     -----------  ------------     --------------
     Interest income                              $    7,088,117       $    2,575     $         -  $   (33,987)     $    7,056,705
     Interest expense                                  3,033,441           31,412               -      (33,987)          3,036,856
     Net interest income (expense)                     4,048,676          (28,837)              -            -           4,019,839
     Intersegment net interest income (expense)           28,837          (28,837)              -            -                   -
     Other revenue from external sources                 627,960          458,837)              -            -           1,084,787
     Intersegment other revenues                          10,750          (13,750)          3,000            -                   -
     Depreciation                                        139,395              501           2,271            -             142,167
     Provision for loan losses                           150,000                -               -            -             150,000
     Segment profit                                    2,701,113           83,985         (31,641)           -           2,753,258
     Segment assets                                  461,257,789        1,249,748         295,006   (1,345,566)        461,456,975
     Expenditures for premises and equipment             576,466                -               -            -             576,466


NOTE 2. SUPPLEMENTAL SEGMENT INFORMATION (Continued)

                                                                      INDUSTRY SEGMENTS
                                                --------------------------------------------------------------
       For the Three Months Ended                 Commercial                 All
       March 31, 2001                              Banking     Mortgage     Other    Eliminations    Total
       ---------------------------------------  ------------  ----------   --------  ------------ ------------
       Interest income                          $  8,961,928  $        -   $      -  $   (51,056) $  8,910,872
       Interest expense                            4,638,498      51,056          -      (51,056)    4,638,498
       Net interest income (expense)               4,323,430     (51,056)         -            -     4,272,374
       Intersegment net interest income (expense      51,056     (51,056)         -            -             -
       Other revenue from external sources           697,190     356,106          -            -     1,053,296
       Intersegment other revenues                    10,750     (13,750)     3,000            -             -
       Depreciation                                  139,251         836      2,358            -       142,445
       Provision for loan losses                     150,000           -          -            -       150,000
       Segment profit                              3,045,867      23,171    (26,928)           -     3,042,110
       Segment assets                            469,236,557   2,119,386    262,893   (2,170,645)  459,448,19?
       Expenditures for premises and equipment        17,055           -          -            -        17,055

NOTE 3. CURRENT ACCOUNTING DEVELOPMENTS

        There are no recent accounting pronouncements that have had, or are expected to have, a material affect on the Company's financial statements.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          The Company's principal accountant has not changed during the Company's two (2) most recent fiscal years or any subsequent interim period.

Item 15.  Financial Statements and Exhibits

          The consolidated statements of financial conditions of Henry County Bancshares, Inc. and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, together with the related notes and the independent auditor's report of Mauldin & Jenkins, LLC, independent accountants.


          "The consolidated statements of financial condition of Henry County Bancshares, Inc. and its subsidiary as of December 31, 2001 and March 31, 2002 (unaudited), the related consolidated statements of income and cash flows for the three months ended March 31, 2002 and 2001 (unaudited) together with related notes."

          3    (i)  Articles of Incorporation of Henry County Bancshares, Inc.

          3   (ii)  Articles of Correction dated June 24, 1982

          3  (iii)  Articles of Amendment dated May 27, 1997

          3   (iv)  Articles of Amendment dated September 16, 1997

          3    (v)  Bylaws of Henry County Bancshares, Inc. dated May 2, 1983

          3 (vi) Amendment to Bylaws of Henry County Bancshares, Inc. dated December 12, 1996

         10    (i)  Participation Agreement - Executive Salary Continuation Plan
               - David H. Gill

              (ii)  Participation Agreement - Executive Salary Continuation Plan
               - William C. Strom

             (iii)  Executive Salary Continuation Plan

        21   Subsidiaries of the Registrant

                                   SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           HENRY COUNTY BANCSHARES, INC.




                                           DATE:     June 30, 2002
                                                --------------------------------


                                           By: /s/ David H. Gill
                                              ----------------------------------
                                              DAVID H. GILL, President and
                                              Chief Executive Officer

                                  EXHIBIT INDEX
                                  -------------


3(i) Articles of Incorporation of Henry County Bancshares, Inc. (Incorporated by reference as Exhibit 3(i), to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1.)

3(ii)  Articles of Correction dated June 24, 1982 (Incorporated by reference as
       Exhibit 3(ii), to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1.)

3(iii) Articles of Amendment dated May 27, 1997 (Incorporated by reference as
       Exhibit 3(iii), to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1.)

3(iv) Articles of Amendment dated September 16, 1997 (Incorporated by reference as Exhibit 3(iv), to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1.)

3(v) Bylaws of Henry County Bancshares, Inc. dated May 2, 1983 (Incorporated by reference as Exhibit 3(v), to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1.)

3(vi) Amendment to Bylaws of Henry County Bancshares, Inc. dated December 12, 1996 (Incorporated by reference as Exhibit 3(vi), to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1.)

10     (i)   Participation Agreement - Executive Salary Continuation Plan -
       David H. Gill (Incorporated by reference as Exhibit 10, to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1.)

       (ii) Participation Agreement - Executive Salary Continuation Plan - William C. Strom (Incorporated by reference as Exhibit 10, to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1.)

       (iii) Executive Salary Continuation Plan

21 Subsidiaries of the Registrant (Incorporated by reference as Exhibit 21, to the Registrant's Form 10 filed on May 1, 2002, File No. 0-4978-1).